       As Filed with the Securities and Exchange Commission on January 10, 2000

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                   FORM S-6

            FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF
           SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM
                                    N-8B-2

A.      Exact name of trust:

        Sun Life of Canada (U.S.) Variable Account I

B.      Name of depositor:

        Sun Life Assurance Company of Canada (U.S.)

C.      Complete address of depositor's principal executive offices:

        One Sun Life Executive Park
        Wellesley Hills, Massachusetts 02481

D.      Name and complete address of agent for service:

        Ellen B. King
        Secretary
        Sun Life Assurance Company of Canada (U.S.)
        One Sun Life Executive Park
        Wellesley Hills, Massachusetts 02481

        Copies to:

        Michael Berenson, Esq.
        Jorden Burt Boros Cicchetti Berenson & Johnson LLP
        Suite 400 East
        1025 Thomas Jefferson St.
        N.W. Washington, D.C. 20007-0805

E.      Title and amount of securities being registered:

        Last Survivor Flexible Premium Combination Fixed and Variable Life Insurance Policies.

F.      Approximate date of proposed public offering:

        As soon as practicable after the effective date of this Registration Statement.

        The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                       RECONCILIATION AND TIE BETWEEN
                         FORM N-8B-2 AND PROSPECTUS

Item No. of
Form N-8B-2                              Caption in Prospectus
-----------                              ---------------------
 1.                                      Cover page

 2.                                      Cover page

 3.                                      Not applicable

 4.                                      Distribution of Policy

 5.                                      The Variable Account

 6.                                      The Variable Account

 7.                                      Not applicable

 8.                                      Other Information--Financial Statements

 9.                                      Other Information--Legal Proceedings

10.                                      Summary of Policy; The Variable Account; The Funds; About the
                                         Policy; Voting Rights; Federal Income Tax Considerations

11.                                      Summary of Policy; The Variable Account; The Funds

12.                                      Summary of Policy; The Funds

13.                                      Summary of Policy; Expenses of the Funds; About the Policy--
                                         Charges and Deductions; Distribution of Policy; Federal Income
                                         Tax Considerations

14.                                      About the Policy--Policy Application, Issuance and Initial
                                         Premium

15.                                      About the Policy--Policy Application, Issuance and Initial
                                         Premium, --Right of Return Period, --Premium Payments, --Account
                                         Value, --Transfer Privileges

16.                                      The Funds; About the Policy--Premium Payments, --Account Value,
                                         --Transfer Privileges, --Accessing Your Account Value, --Maturity

17.                                      Summary of Policy; About the Policy--Account Value, --Accessing
                                         Your Account Value--Surrenders and Surrender Charges, --Right of
                                         Return Period

18.                                      The Variable Account; About the Policy--Account Value

19.                                      About the Policy--Other Policy Provisions--Reports to Owner

20.                                      Not applicable

21.                                      About the Policy--Policy Loans, --Death Benefit, --Account Value

22.                                      Not applicable

23.                                      Our Directors and Executive Officers

24.                                      Not applicable

25.                                      Sun Life Assurance Company of Canada (U.S.)

26.                                      Not applicable

27.                                      Sun Life Assurance Company of Canada (U.S.)

28.                                      Sun Life Assurance Company of Canada (U.S.); Our Directors and
                                         Executive Officers

29.                                      Sun Life Assurance Company of Canada (U.S.)

30.                                      Not applicable

31.                                      Not applicable

32.                                      Not applicable

33.                                      Not applicable

34.                                      Not applicable

35.                                      Distribution of Policy

36.                                      Not applicable

37.                                      Not applicable

38.                                      Distribution of Policy

39.                                      Sun Life Assurance Company of Canada (U.S.); Distribution of
                                         Policy

40.                                      Not applicable

41.                                      Sun Life Assurance Company of Canada (U.S.); Distribution of
                                         Policy

42.                                      Not applicable

43.                                      Not applicable

44.                                      About the Policy--Application, Issuance and Initial Premium, --
                                         Right of Return Period, --Premium Payments, --Account Value, --
                                         Transfer Privileges, --Charges and Deductions

45.                                      Not applicable

46.                                      About the Policy--Application, Issuance and Initial Premium, --
                                         Right of Return Period, --Premium Payments, --Account Value, --
                                         Transfer Privileges

47.                                      The Funds

48.                                      Cover page; Sun Life Assurance Company of Canada (U.S.); The
                                         Variable Account

49.                                      Not applicable

50.                                      The Variable Account

51.                                      Summary of Policy; Sun Life Assurance Company of Canada (U.S.);
                                         About the Policy

52.                                      The Funds; The Variable Account; About the Policy--Other Policy
                                         Provisions--Addition, Deletion or Substitution of Investments, --
                                         Modification

53.                                      Federal Income Tax Considerations

54.                                      Not applicable

55.                                      Not applicable

56.                                      Not applicable

57.                                      Not applicable

58.                                      Not applicable

59.                                      Not applicable

                                    Part I

[LOGO]

                                                                      PROSPECTUS
One Sun Life Executive Park
Wellesley Hills, Massachusetts 02481
(800) 700-6554

            FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                  SUN LIFE OF CANADA (U.S.) VARIABLE ACCOUNT I
             A LAST SURVIVOR FLEXIBLE PREMIUM COMBINATION FIXED AND
                    VARIABLE UNIVERSAL LIFE INSURANCE POLICY

    This prospectus describes the variable portions of a last survivor combination fixed and variable universal life insurance policy (the "POLICY") issued by Sun Life Assurance Company of Canada (U.S.) ("WE" or "US"). The Policy allows "YOU," the policyowner, within certain limits, to:

    - choose the type and amount of insurance coverage you need and increase or decrease that coverage as your insurance needs change;

    -   choose the amount and timing of premium payments;

    - allocate net premium payments among 32 investment options (including 31 variable investment options and one fixed account investment option) and transfer Account Value among available investment options as your investment objectives change; and

    - access your Policy's Account Value through loans and partial or total surrenders.

    This prospectus contains important information you should understand before purchasing a Policy. We use certain special terms which are defined in Appendix
A. You should read this prospectus carefully and keep it for future reference.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  _____, 2000

                    VARIABLE SUB-ACCOUNT INVESTMENT OPTIONS

    The assets of Sun Life of Canada (U.S.) Variable Account I (the "Variable Account") are divided into 31 variable Sub-Accounts. Each Sub-Account uses its assets to purchase, at their net asset value, shares of the following mutual funds or series thereof (the "Funds").

AIM VARIABLE INSURANCE FUNDS, INC.              MFS/SUN LIFE SERIES TRUST
  AIM V.I. Capital Appreciation Fund            Capital Appreciation Series
  AIM V.I. Growth Fund                          Emerging Growth Series
  AIM V.I. Growth and Income Fund               Government Securities Series
  AIM V.I. International Equity Fund            High Yield Series
                                                Massachusetts Investors Growth Stock Series
THE ALGER AMERICAN FUND                         Massachusetts Investors Trust Series
  Alger American Growth Portfolio               New Discovery Series
  Alger American Income and Growth Portfolio    Total Return Series
  Alger American Small Capitalization           Utilities Series
Portfolio                                       OCC ACCUMULATION TRUST
GOLDMAN SACHS VARIABLE INSURANCE TRUST          Equity Portfolio
  Goldman Sachs VIT CORE Large Cap Growth Fund  Managed Portfolio
  Goldman Sachs VIT CORE Small Cap Equity Fund  Mid Cap Portfolio
  Goldman Sachs VIT CORE U.S. Equity Fund       Small Cap Portfolio
  Goldman Sachs VIT Growth and Income Fund
  Goldman Sachs VIT International Equity Fund   SUN CAPITAL ADVISERS TRUST
                                                Sun Capital Blue Chip Mid Cap Fund
                                                Sun Capital Investors Foundation Fund
                                                Sun Capital Investment Grade Bond Fund
                                                Sun Capital Money Market Fund
                                                Sun Capital Real Estate Fund
                                                Sun Capital Select Equity Fund

                              FIXED ACCOUNT OPTION

    We periodically credit interest on amounts allocated to the fixed account option at an effective annual rate guaranteed to be at least 3%.

II                       FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                         TABLE OF CONTENTS
    Summary of Policy...........................................      1
    Sun Life Assurance Company of Canada (U.S.).................      7
    The Variable Account........................................      7
    The Funds...................................................      8
    Fees and Expenses of the Funds..............................     13
    Our General Account.........................................     14
    Investment Programs.........................................     14
      Dollar Cost Averaging.....................................     14
      Asset Rebalancing.........................................     15
      Asset Allocation..........................................     15
    About the Policy............................................     15
      Policy Application, Issuance and Initial Premium..........     15
      Right of Return Period....................................     16
      Premium Payments..........................................     17
        Premium.................................................     17
        Net Premiums............................................     17
        Allocation of Net Premium...............................     17
        Planned Periodic Premiums...............................     18
      Death Benefit.............................................     18
      Changes in Specified Face Amount..........................     19
        Minimum Changes.........................................     19
        Increases...............................................     19
        Decreases...............................................     20
      Accessing Your Account Value..............................     20
        Surrenders and Surrender Charges........................     20
        Partial Surrenders......................................     23
        Policy Loans............................................     23
      Transfer Privileges.......................................     24
      Account Value.............................................     25
        Variable Account Value..................................     25
        Net Investment Factor...................................     27
        Fixed Account Value.....................................     27
        Insufficient Value......................................     29
        Minimum Premium Test (No-Lapse Guarantee)...............     29
        Grace Period............................................     29
        Splitting Units.........................................     30
      Charges and Deductions....................................     30
        Expense Charges Applied to Premium......................     30
        Mortality and Expense Risk Charge.......................     30
        Monthly Face Amount Charge..............................     30
        Monthly Cost of Insurance...............................     30
        Monthly Cost of Insurance Rates.........................     31

III                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

        Basis of Computation....................................     31
      Waivers; Reduced Charges; Credits; Bonus Interest Rates...     32
      Maturity..................................................     32
      Maturity Date Extension...................................     32
      Supplemental Benefits.....................................     33
        Estate Preservation Rider...............................     33
        Maturity Extension With Full Death Benefit Rider........     33
      Termination of Policy.....................................     33
      Reinstatement.............................................     33
      Deferral of Payment.......................................     34
      Rights of Owner...........................................     35
      Rights of Beneficiary.....................................     35
      Other Policy Provisions...................................     35
        Addition, Deletion or Substitution of Investments.......     35
        Entire Contract.........................................     36
        Alteration..............................................     36
        Modification............................................     36
        Assignments.............................................     36
        Nonparticipating........................................     37
        Misstatement of Age or Sex..............................     37
        Suicide.................................................     37
        Incontestability........................................     37
        Report to Owner.........................................     37
        Illustrations...........................................     38
    Performance Information.....................................     38
      Portfolio Performance.....................................     38
      Adjusted Portfolio Performance............................     38
      Other Information.........................................     39
    Federal Income Tax Considerations...........................     40
      Tax Status of The Policy..................................     40
      Diversification of Investments............................     40
      Tax Treatment of Policy Benefits..........................     41
        Life Insurance Death Benefit Proceeds...................     41
        Tax Deferred Accumulation...............................     41
        Distributions...........................................     41
        Modified Endowment Contracts............................     41
        Distributions Under Modified Endowment Contracts........     42
        Distributions Under a Policy That Is Not a MEC..........     42
        Policy Loan Interest....................................     43
        Multiple Policies.......................................     43
        Federal Income Tax Withholding..........................     43
      Our Taxes.................................................     43
    Distribution of Policy......................................     44
    Voting Rights...............................................     44

IV                       FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

    Our Directors and Executive Officers........................     45
    Other Information...........................................     50
      State Regulation..........................................     50
      Legal Proceedings.........................................     50
      Experts...................................................     51
      Accountants...............................................     51
      Registration Statements...................................     51
      Financial Statements......................................     51
    Appendix A--Glossary of Policy Terms........................    A-1
    Appendix B--Table of Death Benefit Percentages..............    B-1
    Appendix C--Sample Hypothetical Illustrations...............    C-1

  THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION WHERE THE OFFERING WOULD NOT BE LAWFUL. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR IN THE PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION OF THE FUNDS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT.

V                        FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                        SUMMARY OF POLICY

                       RIGHT OF RETURN PERIOD

                           You may return your Policy to us for any reason and
                       receive a refund within 10 days from the date of receipt of your Policy. A longer period may apply in some states.

                       PREMIUM PAYMENTS

                       - You must make a minimum initial premium payment, the amount of which will vary based on various factors, including the age, sex and rating class of each Insured.

                       - Thereafter, you choose the amount and timing of premium payments, within certain limits.

                       - You may allocate your net premium payments among the Policy's available investment options.

                       DEATH BENEFIT

                       - The Policy's death benefit is payable upon the death of the last of two Insureds to die.

                       -  You have a choice of two death benefit options--

SPECIFIED FACE AMOUNT is the  -  the SPECIFIED FACE AMOUNT; or
minimum amount of life            -  the sum of the Specified Face Amount and the Account Value of your Policy.
insurance in your Policy.     -  For each option, the death benefit may be greater if necessary to satisfy federal tax laws.

                       -  After the first Policy Year, you may:

                           -   change your death benefit option;

                           -   increase the Specified Face Amount,
                               subject to satisfactory evidence of
                               insurability; or

                           -   decrease the Specified Face Amount,
                               provided that the Specified Face
                               Amount after the decrease is not less
                               than an amount we specify in your
                               Policy.

                       THE VARIABLE ACCOUNT

                       - We have established a variable separate account to fund the variable benefits under the Policy.

                         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                       - The assets of the variable separate account are insulated from the claims of our general creditors.

                       INVESTMENT OPTIONS

                       - You may allocate your net premium payments among the 31 variable Sub-Accounts and the fixed account option listed on page ii of this prospectus.

                       - Each Sub-Account invests exclusively in shares of a mutual fund portfolio.

                       - You may transfer amounts from one Sub-Account to another or to the Fixed Account Value, subject to any limits that may be imposed by the Funds.

                       - You may transfer amounts from the fixed account option, subject to our rules as they may exist from time to time.

                       SUPPLEMENTAL BENEFITS

                       - You may supplement your Policy with the following riders, where available--

                           -   estate preservation; and

                           -   maturity extension with full death
                               benefit.

                       - We will deduct the cost, if any, of the rider(s) from your Policy's Account Value on a monthly basis.

                       ACCESSING YOUR ACCOUNT VALUE

CASH SURRENDER VALUE is       -
Account Value minus any       You may borrow from us using your Account Value as collateral. Loans may be
surrender charges and the     taxable events if your Policy is a "modified endowment contract" for federal
amount of any Policy Debt.    income tax purposes and the value of your Policy exceeds its cost.
The SURRENDER CHARGE PERIOD   -  You may surrender your Policy for its CASH SURRENDER VALUE. If you surrender
ends generally 15 years       your Policy during the SURRENDER CHARGE PERIOD, you will incur any applicable
after you purchase or         surrender charges.
increase the Specified Face   -  You may make a partial surrender of some of your Policy's Cash Surrender Value
Amount of your Policy.        after the Policy has been in force for one year. A partial surrender will cause a decrease in the Specified Face Amount of your Policy if your death benefit option is the Specified Face Amount.

                          2        FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       ACCOUNT VALUE

ACCOUNT VALUE is the sum of   -
the amounts in each Sub-      Your Policy's ACCOUNT VALUE will reflect--
Account and the Fixed             -  the premiums you pay;
Account Value with respect        -  the investment performance of the Sub-Accounts you select, and/or the
to your Policy.                     interest credited in the fixed account option;
                                  -  any loans or partial surrenders;
                                  -  the charges we deduct under the Policy.

                       POLICY CHARGES AND DEDUCTIONS

                       - EXPENSE CHARGES APPLIED TO PREMIUMS--We will deduct a charge from your premium payments as a sales load and for our federal, state and local tax obligations. For the first Policy Year, the charge is 10% of premiums up to an amount specified in the policy. The charge on premiums in excess of that amount is guaranteed not to exceed 7.25%. The current charge is 5.25%. For Policy Year 2 and thereafter, the charge on all premiums is guaranteed not to exceed 7.25%. The current charge is 5.25%.

                       - MORTALITY AND EXPENSE RISK CHARGE--We deduct a daily charge from your Variable Account Value for the mortality and expense risks we assume with respect to the Policy. The guaranteed maximum daily rate is equivalent to an annual rate of 0.80% of the Variable Account Value. Our current daily rate is equivalent to an annual rate of 0.50%.

                       - MONTHLY COST OF INSURANCE CHARGE--We will deduct a monthly charge from your Account Value for the cost of insurance. Our guaranteed Monthly Cost of Insurance rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables. The applicable charge will vary based on the amount of insurance coverage you request and other factors, including the age, sex and rating class of each Insured.

                       - MONTHLY FACE AMOUNT CHARGE--We will deduct a monthly charge from your Account Value for the first 10 Policy Years following the issuance of your Policy based on the initial Specified Face Amount and for the first 10 Policy Years following the effective date for each increase in the Specified Face Amount, if any, based on the amount of increase. The applicable charge is equal to the initial Specified Face Amount or the amount of increase, as the case may be, times a rate that varies based on the age, sex and rating class of each Insured.

                       - MONTHLY COST OF SUPPLEMENTAL BENEFITS--We will deduct a monthly charge from your Account Value for the cost, if any, of any supplemental benefit riders issued with your Policy. The applicable charge will vary based on various

                          3        FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE
                          factors which may include, among others, the amount of coverage and the age, sex and rating class of each Insured.

                       - SURRENDER CHARGES--We will deduct a surrender charge from your Account Value if you surrender your Policy or request a decrease in the Specified Face Amount during the surrender charge period. There is a separate surrender charge period for the initial Specified Face Amount and each increase in the Specified Face Amount you request, which starts on the date we issue your Policy and on the effective date for the increase, respectively. Each surrender charge period will generally end after 15 Policy Years, but may end sooner under certain circumstances. The surrender charge will be an amount based on certain factors, including the Specified Face Amount and the age, sex and rating class of each Insured. The following are examples of surrender charges at representative Issue Ages.

                                     FIRST YEAR SURRENDER CHARGES
                                  PER $1,000 OF SPECIFIED FACE AMOUNT
                                (Male/Female Insured Pair, Non-Tobacco)

                               ISSUE AGES   ISSUE AGES    ISSUE AGES
                                35 & 35       45 & 45       55 & 55
                               ----------   -----------   -----------
                                 $16.10       $20.25        $27.22

                               ISSUE AGES   ISSUE AGES    ISSUE AGES
                                65 & 65       75 & 75       85 & 85
                               ----------   -----------   -----------
                               $    40.02   $     45.00   $     45.00

                       - INTEREST ON POLICY LOANS--Policy loans accrue interest daily at 4% annually during Policy Years 1 through 10 and 3% annually thereafter.

                       FEES AND EXPENSES OF THE FUNDS

You should read the           You will indirectly bear the costs of investment management fees and other
Funds' prospectuses before    expenses paid from the assets of the Funds you select. The following table shows
investing.                    the fees and expenses paid by the Funds as a percentage of average net assets based on information for the year ended December 31, 1998. This information was provided by the Funds and we have not independently verified it. The Funds' fees and expenses are more fully described in the current prospectuses for the Funds.
                              You should read them before investing.

                          4        FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                                         ANNUAL FUND EXPENSES
                             (As a Percentage of Fund Average Net Assets)

                                                                                               TOTAL ANNUAL
                                                  MANAGEMENT               OTHER              FUND OPERATING
                                                     FEES                EXPENSES                EXPENSES
                                              -------------------   -------------------   ----------------------
 AIM VARIABLE INSURANCE FUNDS, INC.
--------------------------------------------
  AIM V.I. Capital Appreciation Fund                 0.62                  0.05                    0.67
  AIM V.I. Growth Fund                               0.64                  0.08                    0.72
  AIM V.I.Growth and Income Fund                     0.61                  0.04                    0.65
  AIM V.I.International Equity Fund                  0.75                  0.16                    0.91

 THE ALGER AMERICAN FUND
--------------------------------------------
  Alger American Growth Portfolio                    0.75                  0.04                    0.79
  Alger American Income and Growth Portfolio         0.62                  0.08                    0.70
  Alger American Small Capitalization
    Portfolio                                        0.85                  0.04                    0.89

 GOLDMAN SACHS VARIABLE INSURANCE TRUST
 (after expense reimbursement or waiver) (1)
--------------------------------------------
  Goldman Sachs VIT CORE Large Cap Growth
    Fund                                             0.70                  0.10                    0.80
  Goldman Sachs VIT CORE Small Cap Equity
    Fund                                             0.75                  0.15                    0.90
  Goldman Sachs VIT CORE U.S. Equity Fund            0.70                  0.10                    0.80
  Goldman Sachs VIT Growth and Income Fund           0.75                  0.15                    0.90
  Goldman Sachs VIT International Equity
    Fund                                             1.00                  0.25                    1.25

 MFS/SUN LIFE SERIES TRUST
--------------------------------------------
  Capital Appreciation Series                        0.73                  0.04                    0.77
  Emerging Growth Series                             0.72                  0.06                    0.78
  Government Securities Series                       0.55                  0.07                    0.62
  High Yield Series                                  0.75                  0.07                    0.82
  Massachusetts Investors Growth Stock               0.75                  0.22                    0.97
  Series Massachusetts Investor Trust Series         0.55                  0.04                    0.59
  Trust Series New Discovery Series                  0.90                  0.35                    1.25
  (after expense reimbursement or waiver)
    (1)
  Total Return Series                                0.65                  0.05                    0.70
  Utilities Series                                   0.75                  0.11                    0.86

 OCC ACCUMULATION TRUST
--------------------------------------------
  Equity Portfolio                                   0.80                  0.14                    0.94
  Managed Portfolio                                  0.78                  0.04                    0.82
  Mid Cap Portfolio                                  0.80                  0.25                    1.05
  (after expense reimbursement or
    waiver) (1)
  Small Cap Portfolio                                0.80                  0.08                    0.88

SUN CAPITAL ADVISERS TRUST
 (after expense reimbursement or waiver) (1)
--------------------------------------------
  Sun Capital Blue Chip Mid Cap Fund (2)             0.80                  0.20                    1.00
  Sun Capital Investors Foundation Fund (2)          0.75                  0.15                    0.90
  Sun Capital Investment Grade Bond Fund             0.60                  0.15                    0.75
  Sun Capital Money Market Fund                      0.50                  0.15                    0.65
  Sun Capital Real Estate Fund                       0.95                  0.30                    1.25
  Sun Capital Select Equity Fund (2)                 0.75                  0.15                    0.90

                          5        FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

 NOTES
------------------------

 (1) "Other Expenses" are based on actual expenses for the last fiscal year ended December 31, 1998, including any applicable expense reimbursement or waiver. The investment advisers for the indicated Funds have voluntarily agreed to waive or reimburse a portion of the management fees and/or operating expenses resulting in a reduction of the total operating expenses. Absent any such waiver or reimbursement, "Management Fees," "Other Expenses" and "Total Annual Fund Operating Expenses" were --

         0.70%, 2.17% and 2.87% for the Goldman Sachs VIT CORE Large Cap Growth Fund;
              0.75%, 3.17% and 3.92% for the Goldman Sachs VIT CORE Small Cap Equity Fund;
              0.70%, 2.13% and 2.83% for the Goldman Sachs VIT CORE U.S. Equity Fund;
              0.75%, 1.94% and 2.69% for the Goldman Sachs VIT CORE Growth and Income Fund;
              1.00%, 1.97% and 2.97% for the Goldman Sachs VIT International Equity Fund;
              0.90%, 0.70% and 1.60% for the MFS/Sun Life New Discovery Series; 0.80%, 3.48% and 4.28% for the OCC Mid Cap Portfolio;
              0.80%, 3.50% and 4.10% for the Sun Capital Investment Grade Bond Fund;
              0.50%, 11.79% and 12.29% for the Sun Capital Money Market Fund;
         and
              0.95%, 6.49% and 7.44% for the Sun Capital Real Estate Fund.

 (2) These Funds commenced operations in 1999. Accordingly, "Other Expenses" are based on estimates for the fiscal year ended December 31, 1999, net of any applicable expense reimbursement or waiver. The investment advisers for the indicated Funds have voluntarily agreed to waive or reimburse a portion of the management fees and/or operating expenses resulting in a reduction of the total expenses.

         To the extent that the expense ratio of any Fund of Sun Capital Advisers Trust falls below the Fund's expense limit, the Fund's investment adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.

                       WHAT IF CHARGES AND DEDUCTIONS EXCEED CASH SURRENDER
                       VALUE?

                       - Your Policy will terminate if your Cash Surrender Value at the beginning of any Policy Month is less than the charges and deductions then due.

                       - We will send you notice and allow you a 61-day Grace Period.

                       - If, within the Grace Period, you do not make a premium payment sufficient to cover all accrued and unpaid charges and deductions, your Policy will terminate at the end of the Grace Period without further notice.

                       MINIMUM PREMIUM TEST (NO-LAPSE GUARANTEE)

                           Your insurance coverage will remain in force during
                       the first five Policy Years even if your Policy's Cash Surrender Value is insufficient to keep the Policy in force, provided that your Policy meets certain requirements.

                       REINSTATEMENT

                           If your Policy terminates due to insufficient value,
                       we will reinstate it within five years at your request, subject to certain conditions.

                          6        FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       MATURITY

                           Your Policy will terminate when the younger Insured
                       reaches Attained Age 100. If either Insured is living and your Policy is in force on the Maturity date, your Policy's Cash Surrender Value will be payable to you.

                       MATURITY EXTENSION

                           The Maturity date may be extended at your request.
                       The death benefit will be your Account Value on the date of death of the last Insured to die.

                       FEDERAL TAX CONSIDERATIONS

                           Your purchase of, and transactions under, your Policy
                       may have tax consequences that you should consider before purchasing a Policy. You may wish to consult a tax adviser. In general, the beneficiary will receive Policy Proceeds without there being taxable income. Increases in Account Value will not be taxable as earned, although there may be income tax due on a full or partial surrender of your Policy or on policy loans.

                           SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

We are an indirect wholly-            Sun Life Assurance Company of Canada (U.S.) is a stock life insurance owned subsidiary of Sun Life  company incorporated under the laws of Delaware on January 12, 1970. We are
Assurance Company of Canada,  authorized to do business in forty-eight states, the District of Columbia and
a Canadian mutual life        Puerto Rico, and anticipate that we will eventually be authorized to do business
insurance company.            in all states except New York. We issue individual and group life insurance policies and annuity contracts.

                           We are an indirect, wholly-owned subsidiary of Sun
                       Life Assurance Company of Canada, a Canadian mutual life insurance company located at 150 King Street West, Toronto, Ontario, Canada.

                                       THE VARIABLE ACCOUNT

                           We established Sun Life of Canada (U.S.) Variable
                       Account I in accordance with Delaware law on December 1, 1998. The Variable Account may also be used to fund benefits payable under other life insurance policies issued by us.

                           We own the assets of the Variable Account. The
                       income, gains or losses, realized or unrealized, from assets allocated to the Variable Account are credited to or charged against the Variable Account without regard to our other income, gains or losses.

                        7          FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

The assets of the Variable            We will at all times maintain assets in the Variable Account with a total
Account are insulated from    market value at least equal to the reserves and other liabilities relating to the
our general liabilities.      variable benefits under all policies participating in the Variable Account. Those assets may not be charged with our liabilities from our other business. Our obligations under those policies are, however, our general corporate obligations.

The Variable Account is reg-          The Variable Account is registered with the Securities and Exchange
istered with the SEC.         Commission under the Investment Company Act of 1940 as a unit investment trust.
                              Registration under the Investment Company Act does not involve any supervision by the Securities and Exchange Commission of the management or investment practices or policies of the Variable Account.

The Variable Account has 31           The Variable Account is divided into 31 Sub-Accounts. Each Sub- Account
Sub-Accounts. Each Sub-       invests exclusively in shares of a corresponding investment portfolio of a
Account invests exclusively   registered investment company (commonly known as a mutual fund). We may in the in shares of a single mutual  future add new or delete existing Sub-Accounts. The income, gains or losses,
fund portfolio.               realized or unrealized, from assets allocated to each Sub-Account are credited to or charged against that Sub-Account without regard to the other income, gains or losses of the other Sub-Accounts. All amounts allocated to a Sub-Account will be used to purchase shares of the corresponding mutual fund. The Sub-Accounts will at all times be fully invested in mutual fund shares.

                                            THE FUNDS

The Fund Prospectuses have            The Policy offers a number of Fund options, which are briefly discussed
more information about the    below. Each Fund is a mutual fund registered under the Investment Company Act of
Funds, and may be obtained    1940, or a separate series of shares of such a mutual fund. More comprehensive
from us without charge.       information, including a discussion of potential risks, is found in the current prospectuses for the Funds (the "Fund Prospectuses"). The Fund Prospectuses
                              should be read in connection with this prospectus. A copy of each Fund Prospectus may be obtained without charge by calling (800) 700-6554, or writing to Sun Life
                              Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills,
                              Massachusetts 02481.

                           The Funds currently available are:

                       AIM VARIABLE INSURANCE FUNDS, INC. (advised by AIM Advisors, Inc.)

                           AIM V.I. CAPITAL APPRECIATION FUND seeks to provide
                       growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

                           AIM V.I. GROWTH FUND seeks to provide growth of
                       capital by investing primarily in seasoned and better capitalized companies considered to have strong earnings momentum.

                        8          FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           AIM V.I. GROWTH AND INCOME FUND seeks to provide
                       growth of capital, with a secondary objective of current income.

                           AIM V.I. INTERNATIONAL EQUITY FUND seeks to provide
                       long-term growth of capital by investing in a diversified portfolio of international equity securities, whose issuers are considered to have strong earnings momentum.

                       THE ALGER AMERICAN FUND (advised by Fred Alger Management, Inc.)

                           ALGER AMERICAN GROWTH PORTFOLIO seeks long-term
                       capital appreciation by investing primarily in equity securities of companies with market capitalizations of $1 billion or more.

                           ALGER AMERICAN INCOME AND GROWTH PORTFOLIO seeks
                       primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.

                           ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO seeks
                       long-term capital appreciation by investing primarily in equity securities of companies with market capitalizations within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

                       GOLDMAN SACHS VARIABLE INSURANCE TRUST (advised by Goldman Sachs Asset Management, a separate operating division of Goldman, Sachs & Co., except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, an affiliate of Goldman, Sachs & Co.)

                           GOLDMAN SACHS VIT CORE LARGE CAP GROWTH FUND seeks
                       long-term growth of capital through a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

                           GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND seeks
                       long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.

                           GOLDMAN SACHS VIT CORE U.S. EQUITY FUND seeks
                       long-term growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

                           GOLDMAN SACHS VIT GROWTH AND INCOME FUND seeks
                       long-term growth of capital and growth of income through investments in equity securities that

                        9          FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE
                       are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

                           GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND seeks
                       long-term capital appreciation through investments in equity securities of companies that are organized outside the U.S. or whose securities are principally traded outside the U.S.

                       MFS/SUN LIFE SERIES TRUST (advised by our affiliate Massachusetts Financial Services Company)

                           CAPITAL APPRECIATION SERIES seeks capital
                       appreciation by investing in securities of all types, with a major emphasis on common stocks.

                           EMERGING GROWTH SERIES seeks to provide long-term
                       growth of capital by investing primarily (i.e. at least 80% of all its assets under normal circumstances) in common stocks of emerging growth companies, including companies that the series' investment adviser believes are early in their life cycle but which have the potential to become major enterprises. Dividend and interest income from portfolio securities, if any, is incidental to its objective of long-term growth of capital.

                           GOVERNMENT SECURITIES SERIES seeks current income and
                       preservation of capital by investing in U.S. Government and U.S. Government-related securities.

                           HIGH YIELD SERIES seeks high current income and
                       capital appreciation by investing primarily in fixed income securities of U.S. and foreign issuers which may be in the lower rated categories or unrated (commonly known as "junk bonds") and which may include equity features. The series may invest up to 100% of its net assets in these securities, which generally involve greater risks, including volatility of price, risk of principal and income, default risks and less liquidity, than securities in the higher rated categories.

                           MASSACHUSETTS INVESTORS GROWTH STOCK SERIES seeks to
                       provide long-term growth of capital and future income rather than current income. The series invests, under normal market conditions, at least 80% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of companies which the series' adviser believes offer better than average prospects for long-term growth.

                           MASSACHUSETTS INVESTORS TRUST SERIES seeks long-term
                       growth of capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks. The series invests, under normal market conditions, at least 65% of its total assets in common stock and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities. While the series may invest in companies

                        10         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE
                       of any size, the series generally focuses on companies with larger market capitalizations that the series' adviser believes have sustainable growth prospects and attractive valuations based on current and expected earnings of cash flow. This series was formerly known as the Conservative Growth Series.

                           NEW DISCOVERY SERIES seeks capital appreciation. The
                       series invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stocks, convertible securities and depositary receipts for those securities, of emerging growth companies. These companies are companies that the series' adviser believes are either early in their life cycle but have the potential to become major enterprises or are major enterprises whose rates of earnings growth are expected to accelerate.

                           TOTAL RETURN SERIES seeks to obtain above-average
                       income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential. The series is a "balanced fund," and invests in a combination of equity and fixed income securities. Under normal market conditions, the series invests (i) at least 40%, but not more than 75%, of its net assets in common stocks and related securities, such as preferred stocks, bonds, warrants or rights convertible into stock, and depositary receipts for those securities; and (ii) at least 25% of its net assets in non-convertible fixed income securities.

                           UTILITIES SERIES seeks capital growth and current
                       income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities issued by both domestic and foreign utility companies.

                       OCC ACCUMULATION TRUST (advised by OpCap Advisors)

                           EQUITY PORTFOLIO seeks long-term capital appreciation
                       through investment in a diversified portfolio of equity securities selected on the basis of a value oriented approach to investing.

                           MANAGED PORTFOLIO seeks to achieve growth of capital
                       over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the portfolio manager's assessments of the relative outlook for such investments.

                           MID CAP PORTFOLIO seeks long-term capital
                       appreciation through investment in a diversified portfolio of equity securities. The portfolio will invest primarily in companies with market capitalizations of between $500 million and $5 billion.

                        11         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           SMALL CAP PORTFOLIO seeks capital appreciation
                       through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

                       SUN CAPITAL ADVISERS TRUST (advised by our affiliate Sun Capital Advisers, Inc.)

                           SUN CAPITAL BLUE CHIP MID CAP FUND seeks long-term
                       capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's (S&P) Mid Cap 400 Index.

                           SUN CAPITAL INVESTORS FOUNDATION FUND seeks long-term
                       capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies. The fund will generally hold stocks of companies with market capitalizations within the range represented by the S&P 500 Index.

                           SUN CAPITAL INVESTMENT GRADE BOND FUND seeks high
                       current income consistent with relative stability of principal by investing primarily in investment grade bonds, including those issued by U.S. and foreign companies (including companies in emerging market countries), the U.S. Government and its agencies and instrumentalities (including those which issue mortgage-backed securities), foreign governments (including those of emerging market countries), and multinational organizations such as the World Bank.

                           SUN CAPITAL MONEY MARKET FUND seeks to maximize
                       current income, consistent with maintaining liquidity and preserving capital, by investing exclusively in high quality U.S. dollar-denominated money market securities, including those issued by U.S. and foreign banks, corporate issuers, the U.S. Government and its agencies and instrumentalities, foreign governments and multinational organizations such as the World Bank. The fund may invest in all types of money market securities, including commercial paper, certificates of deposit, bankers' acceptances, mortgage-backed and asset-backed securities, repurchase agreements and other short-term debt securities.

                           SUN CAPITAL REAL ESTATE FUND primarily seeks
                       long-term capital growth and, secondarily, seeks current income and growth of income. The fund invests at least 80% of its assets in securities of real estate trusts and other real estate companies. The fund generally focuses its investments in equity REITs, which invest most of their assets directly in U.S. or foreign real property, receive most of their income from rents and may also realize gains by selling appreciated properties.

                           SUN CAPITAL SELECT EQUITY FUND seeks long-term
                       capital growth. The fund will normally invest in twenty to forty common stocks and other equity securities

                        12         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE
                       of large capitalization U.S. companies. These investments are selected primarily from the S&P 500 Index.

                           Although the investment objectives and policies of
                       the Funds may be similar to those of other mutual funds managed by the Funds' investment advisers, the investment results of the Funds can differ significantly from those of such other mutual funds.

                           Some of the Funds' investment advisers may compensate
                       us for administering the Funds as investment options under the Policy. Such compensation is paid from the advisers' assets.

                           The Funds may also be available to separate accounts
                       offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as our other separate accounts. Although we do not anticipate any disadvantages in this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of policyowners and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect policyowners, including withdrawal of the Variable Account from participation in the Funds which are involved in the conflict or substitution of shares of other Funds.

                                  FEES AND EXPENSES OF THE FUNDS

                           Fund shares are purchased at net asset value, which
                       reflects the deduction of investment management fees and certain other expenses. The management fees are charged by each Fund's investment adviser for managing the Fund and selecting its portfolio of securities. Other Fund expenses can include such items as interest expense on loans and contracts with transfer agents, custodians, and other companies that provide services to the Fund.

                           The Fund expenses are assessed at the Fund level and
                       are not direct charges against Variable Account assets or reductions from Cash Values. These expenses are taken into consideration in computing each Fund's net asset value, which is the share price used to calculate the Unit Values of the Variable Account. The table contained in the front part of this prospectus shows annual expenses paid by the Funds as a percentage of average net assets.

                           The management fees and other expenses of the Funds
                       are more fully described in the Fund Prospectuses. The information relating to the Fund expenses was provided by the Fund and was not independently verified by us.

                        13         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                                       OUR GENERAL ACCOUNT

                           Our general account consists of all of our assets
                       other than those in our variable separate accounts. Subject to applicable law, we have sole discretion over the investment of our general account assets.

Fixed account investments             Interests in our general account offered through the fixed account
are not securities and we     investment option have not been registered under the Securities Act of 1933 and
are not an investment         our general account has not been registered as an investment company under the
company.                      Investment Company Act of 1940.

                           You may allocate net premiums to the fixed account
                       investment option and may transfer any portion of your investments in the Sub-Accounts to the fixed account. You may also transfer a portion of your investment in the fixed account to any of the variable Sub-Accounts. Transfers may be subject to certain restrictions.

Fixed account investments             An investment in the fixed account option does not entitle you to share
earn at least 3% interest.    in the investment experience of our general account. Instead, we guarantee that your fixed account investment will accrue interest daily at an effective annual rate of at least 3%, without regard to the actual investment experience of our general account. We may, at our sole discretion, credit a higher rate of interest, but are not obligated to do so.

                                       INVESTMENT PROGRAMS

                       DOLLAR COST AVERAGING

                           You may select, at no extra charge, a dollar cost
                       averaging program by allocating a minimum of $5,000 to a Sub-Account designated by us. Each month or quarter, a level amount will be transferred automatically, at no cost, to one or more Sub-Accounts chosen by you, up to a maximum of twelve. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program.

                           The main objective of a dollar cost averaging program
                       is to minimize the impact of short-term price fluctuations. Since the same dollar amount is transferred to other available investment options at set intervals, dollar cost averaging allows you to purchase more Units (and, indirectly, more Fund shares) when prices are low and fewer Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, a lower average cost per Unit may be achieved over the long-term. A dollar cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

                        14         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       ASSET REBALANCING

                           Once your money has been allocated among the
                       investment options, the earnings may cause the percentage invested in each investment option to differ from your allocation instructions. You can direct us to automatically rebalance your contract to return to your allocation percentages by selecting our asset rebalancing program. The rebalancing will be on a calendar quarter, semi-annual or annual basis, depending on your instructions. The minimum amount of each rebalancing is $1,000.

                           There is no charge for asset rebalancing. In
                       addition, rebalancing will not be counted against any limit we may place on your number of transfers in a Policy Year. You may not select dollar cost averaging and asset rebalancing at the same time. We reserve the right to modify, suspend or terminate this program at anytime. We also reserve the right to waive the $1,000 minimum amount for asset rebalancing.

                       ASSET ALLOCATION

                           One or more asset allocation investment programs may
                       be made available in connection with your Policy, at no extra charge. An asset allocation program provides for the allocation of your Account Value among the available investment options. These programs will be fully described in a separate brochure. You may elect to enter into an asset allocation investment program under the terms and conditions described in the brochure.

                                         ABOUT THE POLICY

                       POLICY APPLICATION, ISSUANCE AND INITIAL PREMIUM

                           To purchase a Policy, you must first submit an
                       application to our Principal Office. We may then follow certain underwriting procedures designed to determine the insurability of the proposed Insureds. We offer the Policy on a regular (medical) underwriting basis and may require medical examinations and further information before the proposed application is approved. Both Insureds must generally be acceptable risks based on our underwriting limits and standards. We may, however, issue a Policy based on the health of one Insured where the other Insured would not normally be an acceptable risk for comparable individual life insurance coverage. A Policy cannot be issued until the underwriting process has been completed to our satisfaction. We reserve the right to reject an application that does not meet our underwriting requirements or to apply extra charges for the underwriting classification for an Insured, which will result in increased Monthly Cost of Insurance charges.

                        15         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           You must specify certain information in the
                       application, including the Specified Face Amount, the death benefit option and supplemental benefits, if any. The Specified Face Amount generally may not be decreased below $250,000--the "Minimum Specified Face Amount."

                           While your application is being reviewed, we may make
                       available to you temporary last survivor life insurance coverage if you have signed a Policy Application and, at that same time, submitted a separate signed application for temporary coverage and made an advance payment. The temporary coverage, if available, begins on the date that separate application for it is signed, has a maximum amount and is subject to other conditions.

                           Pending approval of your application, any advance
                       payments will be held in our general account. Upon approval of the application, we will issue to you a Policy on the lives of the Insureds. A specified Initial Premium is due and payable as of the date of issue for the Policy. The Effective Date of Coverage for your Policy will be the later of--

The ISSUE DATE is the date            -  the ISSUE DATE, OR
we produce your Policy on         - the date a premium is paid equal to or in excess of the specified Initial
our system and is specified         Premium.
in your Policy.

                           If an application is not approved, we will promptly
                       return all advance payments to you.

                       RIGHT OF RETURN PERIOD

                           If you are not satisfied with your Policy, it may be
                       returned by delivering or mailing it to our Principal Office or to the representative from whom the Policy was purchased within 10 days from the date of receipt of your Policy (the "Right of Return Period"). A longer period may apply in some states.

                           A Policy returned under this provision will be deemed
                       void. You will receive a refund equal to the sum of all premium payments made, if required by applicable state insurance law; otherwise, your refund will equal the sum of--

                           -   the difference between any premium
                               payments made, including fees and
                               charges, and the amounts allocated to
                               the Variable Account;

                           -   the value of the amounts allocated to
                               the Variable Account on the date the
                               cancellation request is received by us
                               at our Principal Office; and

                           -   any fees or charges imposed on amounts
                               allocated to the Variable Account.

                        16         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           Unless you are entitled under applicable law to
                       receive a full refund of premiums paid, you bear all of the investment risks with respect to the amount of any net premiums allocated to the Variable Account during the Right of Return Period.

                           During the Right of Return Period, we will allocate
                       the net premium payments to the Sun Capital Money Market Sub-Account or to the fixed account investment option, whichever we specify in your Policy. Upon expiration of the Right of Return Period, the Account Value in that Sub-Account or in the fixed account option, as applicable, will be transferred to the Sub-Accounts of the Variable Account and to the fixed account option in accordance with your allocation instructions.

                       PREMIUM PAYMENTS

                           All premium payments must be made payable to Sun Life
                       Assurance Company of Canada (U.S.) and mailed to our Principal Office. The Initial Premium will be due and payable as of your Policy's Issue Date. Additional premium payments may be paid to us subject to the limitations described below.

                           PREMIUM.  We reserve the right to limit the number of
                       premium payments we accept in a year. No premium payment may be less than $50 without our consent, although we will accept a smaller premium payment if necessary to keep your Policy in force. We reserve the right not to accept a premium payment that causes the death benefit to increase by an amount that exceeds the premium received. Evidence of insurability satisfactory to us may be required before we accept any such premium.

                           We will not accept premium payments that would, in
                       our opinion, cause your Policy to fail to qualify as life insurance under applicable federal tax law. If a premium payment is made in excess of these limits, we will accept only that portion of the premium within those limits, and will refund the remainder to you.

                           NET PREMIUMS.  The net premium is the amount you pay
                       as the premium less the Expense Charges Applied to Premium.

                           ALLOCATION OF NET PREMIUM.  Except as otherwise
                       described herein, net premium will be allocated in accordance with your allocation percentages. You must allocate at least 5% of net premium to any Sub-Account you choose. Percentages must be in whole numbers. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.

                        17         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           Premiums received prior to the end of the Right of
                       Return Period will be credited to the Sun Capital Money Market Sub-Account or to the fixed account investment option, whichever we specify in your Policy. Your initial allocation percentages will take effect at the end of the Right of Return Period.

                           You may change your allocation percentages at any
                       time by telephone or written request to our Principal Office. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. You will be required to identify yourself by name and a personal identification number for transactions initiated by telephone. An allocation change will be effective as of the date we receive the request for that change.

                           PLANNED PERIODIC PREMIUMS.  While you are not
                       required to make additional premium payments according to a fixed schedule, you may select a planned periodic premium schedule and corresponding billing period, subject to our limits. We will send you reminder notices for the planned periodic premium at each billing period as specified in your Policy, unless reminder notices have been suspended as described below. You are not required, however, to pay the planned periodic premium; you may increase or decrease the planned periodic premium subject to our limits, and you may skip a planned payment or make unscheduled payments. You may change your planned payment schedule or the billing period, subject to our approval. Depending on the investment performance of the Sub-Accounts you select, the planned periodic premium may not be sufficient to keep your Policy in force, and you may need to change your planned payment schedule or make additional payments in order to prevent termination of your Policy. We will suspend reminder notices at your written request, and we reserve the right to suspend reminder notices if premiums are not being paid (except for notices in connection with the Grace Period). We will notify you prior to suspending reminder notices.

                       DEATH BENEFIT

                           If your Policy is in force at the time of the death
                       of the last Insured to die, we will pay the beneficiary an amount based on the death benefit option you select once we have received Due Proof of the death of each Insured. The amount payable will be:

                           -   the amount of the selected death
                               benefit option, PLUS

                           -   any amounts payable under any
                               supplemental benefits added to your
                               Policy, MINUS

                        18         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           -   the value of any Policy Debt on the
                               date of the last Insured to die, MINUS

                           -   any Unpaid Policy Charges.

                           We will pay this amount to the beneficiary in one
                       lump sum, unless we and the beneficiary agree on another form of settlement.

You may select between two            The Policy has two death benefit options. You may change the death
death benefit options.        benefit option after the first Policy Year.

                           OPTION A.  Under this option, the death benefit is--

                           -   the Policy's Specified Face Amount on
                               the date of death of the last Insured
                               to die; OR, IF GREATER,

                           -   the Policy's Account Value on the date
                               of death of the last Insured to die
                               multiplied by the applicable
                               percentage shown in the table set
                               forth in Appendix B.

                           This death benefit option should be selected if you
                       want to minimize your cost of insurance.

                           OPTION B.  Under this option, the death benefit is--

                           -   the sum of the Specified Face Amount
                               and Account Value of the Policy on the
                               date of death of the last Insured to
                               die; OR, IF GREATER,

                           -   the Policy's Account Value on the date
                               of death of the last Insured to die
                               multiplied by the applicable
                               percentage shown in the table set
                               forth in Appendix B.

                           This death benefit option should be selected if you
                       want your death benefit to increase with your Policy's Account Value.

                       CHANGES IN SPECIFIED FACE AMOUNT

You may increase or decrease          You may increase or decrease the Specified Face Amount of your Policy
the Specified Face Amount     after the first Policy Year within certain limits.
within certain limits.        MINIMUM CHANGES.  Each increase in the Specified Face Amount must be at least
                              $20,000. We reserve the right to change the minimum amount by which you may change the Specified Face Amount.

                           INCREASES.  To request an increase, you must provide
                       satisfactory evidence of insurability for each Insured. Once requested, an increase will become effective at the next policy anniversary following our approval of your request. The Policy does not allow for an increase if the Attained Age of either Insured is greater than 80 on the effective date of the increase.

                        19         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           DECREASES.  A decrease will become effective at the
                       beginning of the next Policy Month following our approval of your request. The Specified Face Amount after the decrease must be at least $250,000. Surrender charges will apply to decreases in the Specified Face Amount during the surrender charge period except for decreases in the Specified Face Amount resulting from a change in the death benefit option or a partial surrender.

                           For purposes of determining surrender charges and
                       later cost of insurance charges, we will apply a decrease in Specified Face Amount in the following order--

                           -   first, to the most recent increase;

                           -   second, to the next most recent
                               increases, in reverse chronological
                               order; and

                           -   third, to the initial Specified Face
                               Amount.

                       ACCESSING YOUR ACCOUNT VALUE

If you surrender your Policy          SURRENDERS AND SURRENDER CHARGES.  You may surrender your Policy for its and receive its Cash Surren-  Cash Surrender Value at any time while either Insured is living. If you do, the
der Value, you may incur      insurance coverage and all other benefits under the Policy will terminate.
surrender charges, taxes,             CASH SURRENDER VALUE is your Policy's Account Value less the sum of--
and tax penalties.

                           -   the outstanding balance of any Policy
                               Debt; and

                           -   any surrender charges.

                           We will deduct surrender charges from your Account
                       Value if you surrender your Policy or request a decrease in the Specified Face Amount during the surrender charge period. There are separate surrender charges for the initial Specified Face Amount and any increase in the Specified Face Amount you request. The surrender charge period will start on your Policy's Issue Date and on the effective date for the increase, respectively. The surrender charge period will be the shortest of--

                           -   the 15-year period following the
                               applicable surrender charge period
                               start date;

                           -   the longer of the 9-year period
                               following the applicable surrender
                               charge period start date, and the
                               period ending when the younger Insured
                               reaches Attained Age 85; and

                           -   the period ending when the younger
                               Insured reaches Attained Age 95.

                        20         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           We will determine your Cash Surrender Value at the
                       next close of business on the New York Stock Exchange after we receive your written request for surrender at our Principal Office.

                           If you surrender your Policy, we will apply a
                       surrender charge to the initial Specified Face Amount and to each increase in the Specified Face Amount other than an increase resulting from a change in the death benefit option. The surrender charge will be calculated separately for the initial Specified Face Amount and each increase in the Specified Face Amount. The surrender charge will be an amount based on certain factors, including the Policy's Specified Face Amount and the age, sex and rating class of each Insured. The following are examples of surrender charges at representative Issue Ages.

                                     FIRST YEAR SURRENDER CHARGES
                                  PER $1,000 OF SPECIFIED FACE AMOUNT
                                (Male/Female Insured Pair, Non-Tobacco)

                               ISSUE AGES   ISSUE AGES    ISSUE AGES
                                35 & 35       45 & 45       55 & 55
                               ----------   -----------   -----------
                                 $16.10       $20.25        $27.22

                               ISSUE AGES   ISSUE AGES    ISSUE AGES
                                65 & 65       75 & 75       85 & 85
                               ----------   -----------   -----------
                               $    40.02   $     45.00   $     45.00

                           The surrender charge will be calculated based on
                       surrender charge percentages for the initial Specified Face Amount and each increase in the Specified Face Amount. The surrender charge percentages begin at 100% in the first year and decrease with time. Examples of surrender charge percentages at representative Issue Ages are shown below

                        21         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                                           SURRENDER CHARGE
                            (As Percentage of First Year Surrender Charge)

                                                        ISSUE AGES
             YEAR             35 & 35    45 & 45    55 & 55    65 & 65    75 & 75    85 & 85
             ----             -------    -------    -------    -------    -------    -------
               1               100.000    100.000    100.000    100.000    100.000    100.000
               2                90.000     90.000     90.000     90.000     90.000     90.000
               3                80.000     80.000     80.000     80.000     80.000     80.000
               4                70.000     70.000     70.000     70.000     70.000     70.000
               5                60.000     60.000     60.000     60.000     60.000     60.000
               6                50.000     50.000     50.000     50.000     50.000     50.000
               7                45.000     45.000     45.000     45.000     40.000     37.500
               8                40.000     40.000     40.000     40.000     30.000     25.000
               9                35.000     35.000     35.000     35.000     20.000     12.500
              10                30.000     30.000     30.000     30.000     10.000      0.000
              11                25.000     25.000     25.000     25.000      0.000      0.000
              12                20.000     20.000     20.000     20.000      0.000      0.000
              13                15.000     15.000     15.000     15.000      0.000      0.000
              14                10.000     10.000     10.000     10.000      0.000      0.000
              15                 5.000      5.000      5.000      5.000      0.000      0.000
       16 and thereafter         0.000      0.000      0.000      0.000      0.000      0.000

                           A surrender charge will be applied for each decrease
                       in the Specified Face Amount except for decreases in Specified Face Amount resulting from a change in death benefit option or partial surrender. These surrender charges will be applied in the following order:

                           -   first, to the most recent increase;

                           -   second, to the next most recent
                               increases, in reverse chronological
                               order; and

                           -   third, to the initial Specified Face
                               Amount.

                           On a decrease in the initial Specified Face Amount,
                       you will pay a proportion of the full surrender charge based on the ratio of the Face Amount decrease to the Initial Face Amount. The surrender charge you pay on a decrease that is less than the full amount of an increase in Specified Face Amount will be calculated on the same basis. Future surrender charges will be reduced by any applicable surrender charges for a decrease in the Specified Face Amount.

                           You may allocate any surrender charges resulting from
                       a decrease in the Specified Face Amount among the Sub-Accounts and the Fixed Account Value. If you do not specify the allocation, then the surrender charges will be allocated proportionally among the Sub-Accounts and the Fixed Account Value in excess of any Policy Debt.

                        22         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           PARTIAL SURRENDERS.  You may make a partial surrender
                       of your Policy once each Policy Year after the first Policy Year by written request to us. Each partial surrender must be for at least $200, and no partial surrender may be made--

                           -   during the first ten Policy Years for
                               more than 20 percent of your Cash
                               Surrender Value at the end of the
                               first Valuation Date after we receive
                               your request; or

                           -   thereafter for more than your Cash
                               Surrender Value.

                           If the applicable death benefit option is Option A,
                       the Specified Face Amount will be decreased by the amount of the partial surrender. We will apply the decrease to the initial Specified Face Amount and to each increase in Specified Face Amount in the following order--

                           -   first, to the most recent increase;

                           -   second, to the next most recent
                               increases, in reverse chronological
                               order; and

                           -   third, to the initial Specified Face
                               Amount.

                           We will not accept requests for a partial surrender
                       if the Specified Face Amount remaining in force after the partial surrender would be less than the Minimum Specified Face Amount. We will effect a partial surrender at the next close of business on the New York Stock Exchange after we receive your written request for surrender.

                           POLICY LOANS.  You may request a policy loan of up to
                       90% of your Policy's Cash Value, decreased by the amount of any outstanding Policy Debt on the date the policy loan is made. Your Policy will terminate for no value subject to a Grace Period if the Policy Debt exceeds the Cash Value. During the first five Policy Years, however, your Policy will not terminate if it satisfies the minimum premium test.

You may borrow from us using          You may allocate the policy loan among the Sub-Accounts and the Fixed
your Policy as collateral.    Account Value. If you do not specify the allocation, then the policy loan will be allocated proportionally among the Sub-Accounts and the Fixed Account Value in excess of any Policy Debt. Loan amounts allocated to the Sub-Accounts will be transferred to the Fixed Account Value. We will periodically credit interest at an effective annual rate of 3% on the loaned values of the Fixed Account Value.

                           Interest on the policy loan will accrue daily at 4%
                       annually during Policy Years 1 through 10 and 3% annually thereafter. This interest will be due and payable to us in arrears on each policy anniversary. Any unpaid interest will be added to the principal amount as an additional policy loan and will bear interest at the same rate and will be assessed in the same manner as the prior policy loan.

                        23         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           There is no definitive guidance concerning the tax
                       treatment of a policy loan when the interest rate credited to the loan is the same as the interest rate charged against the loan. You should consult your tax adviser regarding loan amounts in Policy Years 11 and thereafter.

                           All funds we receive from you will be credited to
                       your Policy as premium unless we have received written notice, in a form satisfactory to us, that the funds are for loan repayment. In the event you have a loan against the Policy, it is generally advantageous to repay the loan rather than make a premium payment because premium payments incur expense charges whereas loan repayments do not. Loan repayments will first reduce the outstanding balance of the policy loan and then accrued but unpaid interest on such loans. We will accept repayment of any policy loan at any time before Maturity.

                           A policy loan, whether or not repaid, will affect the
                       Policy Proceeds payable upon the death of the last Insured to die and the Account Value because the investment results of the Sub-Accounts will apply only to the non-loaned portion of the Account Value. The longer a loan is outstanding, the greater the effect is likely to be and, depending on the investment results of the Sub-Accounts or the Fixed Account Value while the loan is outstanding, the effect could be favorable or unfavorable.

                       TRANSFER PRIVILEGES

                           Subject to our rules as they may exist from time to
                       time and to any limits that may be imposed by the Funds, you may at any time transfer to another Sub-Account all or a portion of the Account Value allocated to a Sub-Account or to the Fixed Account Value. We will make transfers pursuant to an authorized written or telephone request to us. Telephone requests will be honored only if we have a properly completed telephone authorization form for you on file. We, our affiliates and the representative from whom you purchased your Policy will not be responsible for losses resulting from acting upon telephone requests reasonably believed to be genuine. We will use reasonable procedures to confirm that instructions communicated by telephone are genuine. For transactions initiated by telephone, you will be required to identify yourself by name and a personal identification number.

                           Transfers may be requested by indicating the transfer
                       of either a specified dollar amount or a specified percentage of the Fixed Account Value or the Sub-Account's value from which the transfer will be made. If you request a transfer based on a specified percentage of the Fixed Account Value or the Sub-Account's value, that percentage will be converted into a request for the transfer of a specified dollar amount based on application of the specified percentage to the Fixed Account Value or the Sub-Account's value at the time the request is

                        24         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE
                       received. We reserve the right to limit the number of Sub-Accounts to which you may allocate your Account Value to not more than 20 Sub-Accounts.

                           Transfer privileges are subject to our consent. We
                       reserve the right to impose limitations on transfers, including, but not limited to: (1) the minimum amount that may be transferred; and (2) the minimum amount that may remain in a Sub-Account following a transfer from that Sub-Account.

                           We reserve the right to restrict amounts transferred
                       to the Variable Account from the Fixed Account Value to 20% of that portion of the Account Value attributable to the Fixed Account Value as of the end of the previous Policy Year.

                           We reserve the right to restrict amounts transferred
                       to the Fixed Account Value from the Variable Account to 20% of that portion of the Account Value attributable to the Variable Account as of the end of the previous Policy Year. We further reserve the right to restrict amounts transferred to the Fixed Account Value from the Variable Account in the event the portion of the Account Value attributable to the Fixed Account Value would exceed 30% of the Account Value.

                       ACCOUNT VALUE

                           Your Account Value is the sum of the amounts in each
                       Sub-Account of the Variable Account with respect to your Policy, plus the amount of the Fixed Account Value. The Account Value varies depending upon the Premiums paid, Expense Charges Applied to Premium, Mortality and Expense Risk Percentage charges, Monthly Face Amount Charges, Monthly Cost of Insurance charges, partial surrenders, fees, policy loans and the net investment factor (described below) for the Sub-Accounts to which your Account Value is allocated.

A VALUATION DATE is any day           VARIABLE ACCOUNT VALUE.  We measure the amounts in the Sub- Accounts in
on which we, the applicable   terms of Units and Unit Values. On any given date, the amount you have in a
Fund, and the NYSE are open   Sub-Account is equal to the Unit Value multiplied by the number of Units credited
for business.                 to you in that Sub-Account. Amounts allocated to a Sub-Account will be used to
THE VALUATION PERIOD is the   purchase Units of that Sub-Account. Units are redeemed when you make partial
period of time from one       surrenders, undertake policy loans or transfer amounts from a Sub-Account, and determination of Unit Values  for the payment of Monthly Face Amount Charges, and Monthly Cost of Insurance
to the next.                  charges and other fees. The number of Units of each Sub-Account purchased or redeemed is determined by dividing the dollar amount of the transaction by the
                              Unit Value for the Sub-Account. The Unit Value for each Sub-Account is established at $10.00 for the first VALUATION DATE of the Sub-Account. The Unit
                              Value for any subsequent Valuation Date is equal to the Unit Value for the preceding Valuation Date multiplied by the net investment factor

                        25         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       (determined as provided below). The Unit Value of a Sub-Account for any Valuation Date is determined as of the close of the VALUATION PERIOD ending on that Valuation Date.

                           Transactions are processed on the date we receive a
                       premium at our Principal Office or any acceptable written or telephonic request is received at our Principal Office. If your premium or request is received on a date that is not a Valuation Date, or after the close of the New York Stock Exchange on a Valuation Date, the transaction will be processed on the next Valuation Date.

The INVESTMENT START DATE is          The Account Value attributable to each Sub-Account of the Variable the date we apply your first  Account on the INVESTMENT START DATE equals:
premium payment, which will   - that portion of net premium received and allocated to the Sub-Account, MINUS
be the later of the Issue     - that portion of the Monthly Face Amount Charges due on the policy date and
Date, the Policy Date or the    subsequent Monthly Anniversary Days through the Investment Start Date charged
Valuation Date we receive a     to the Sub-Account, MINUS
premium equal to or in
excess of the Initial Pre-
mium.

                           -   that portion of the Monthly Cost of
                               Insurance deductions due from the
                               policy date through the Investment
                               Start Date charged to the Sub-Account.

                           The Account Value attributable to each Sub-Account of
                       the Variable Account on subsequent Valuation Dates is equal to:

                           -   the Account Value attributable to the
                               Sub-Account on the preceding Valuation
                               Date multiplied by that Sub-Account's
                               net investment factor, PLUS

                           -   that portion of net premium received
                               and allocated to the Sub-Account
                               during the current Valuation Period,
                               PLUS

                           -   any amounts transferred by you to the
                               Sub-Account from another Sub-Account
                               or from the Fixed Account Value during
                               the current Valuation Period, MINUS

                           -   any amounts transferred by you from
                               the Sub-Account to another Sub-Account
                               or to the Fixed Account Value during
                               the current Valuation Period, MINUS

                           -   that portion of any partial surrenders
                               deducted from the Sub-Account during
                               the current Valuation Period, MINUS

                           -   that portion of any policy loan
                               transferred from the Sub-Account to
                               the Fixed Account Value during the
                               current Valuation Period, MINUS

                           -   that portion of any surrender charges
                               associated with a decrease in the
                               Specified Face Amount charged to the

                        26         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                               Sub-Account during the current
                               Valuation Period, MINUS

                           -   if a Monthly Anniversary Day occurs
                               during the current Valuation Period,
                               that portion of the Monthly Face
                               Amount Charge for the Policy Month
                               just beginning charged to the
                               Sub-Account, MINUS

                           -   if a Monthly Anniversary Day occurs
                               during the current Valuation Period,
                               that portion of the Monthly Cost of
                               Insurance for the Policy Month just
                               ending charged to the Sub-Account.

                           NET INVESTMENT FACTOR.  The NET INVESTMENT FACTOR for
                       each Sub-Account for any Valuation Period is determined by deducting the Mortality and Expense Risk Charge for each day in the Valuation Period from the quotient of
                       (1) and (2) where:

                       (1) is the net result of--

                           -   the net asset value of a Fund share
                               held in the Sub-Account determined as
                               of the end of the Valuation Period,
                               PLUS

                           -   the per share amount of any dividend
                               or other distribution declared on Fund
                               shares held in the Sub-Account if the
                               "ex-dividend" date occurs during the
                               Valuation Period, PLUS OR MINUS

                           -   a per share credit or charge with
                               respect to any taxes reserved for by
                               us, or paid by us if not previously
                               reserved for, during the Valuation
                               Period which are determined by us to
                               be attributable to the operation of
                               the Sub-Account; and

                       (2) is the net asset value of a Fund share held in the Sub-Account determined as of the end of the preceding Valuation Period.

                           The Mortality and Expense Risk Charge for the
                       Valuation Period is the Daily Risk Charge times the number of days in the Valuation Period.

                           The net investment factor may be greater or less than
                       one.

                           FIXED ACCOUNT VALUE.  The Fixed Account Value on the
                       Investment Start Date equals:

                           -   that portion of net premium received
                               and allocated to the Fixed Account
                               Value accrued at interest, MINUS

                           -   that portion of the Monthly Face
                               Amount Charges due on the policy date
                               and subsequent Monthly Anniversary

                        27         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                               Days through the Investment Start Date
                               charged to the Fixed Account Value
                               accrued at interest, MINUS

                           -   that portion of the Monthly Cost of
                               Insurance deductions due from the
                               policy date through the Investment
                               Start Date charged to the Fixed
                               Account Value accrued at interest.

                           The Fixed Account Value on subsequent Valuation Dates
                       is equal to:

                           -   the Fixed Account Value on the
                               preceding Valuation Date accrued at
                               interest, PLUS

                           -   that portion of net premium received
                               and allocated to the Fixed Account
                               Value during the current Valuation
                               Period accrued at interest, PLUS

                           -   any amounts transferred by you to the
                               Fixed Account Value from the Variable
                               Account during the current Valuation
                               Period accrued at interest, MINUS

                           -   any amounts transferred by you from
                               the Fixed Account Value to the
                               Variable Account during the current
                               Valuation Period accrued at interest,
                               MINUS

                           -   that portion of any partial surrenders
                               deducted from the Fixed Account Value
                               during the current Valuation Period
                               accrued at interest, PLUS

                           -   any policy loan transferred from the
                               Variable Account to the Fixed Account
                               Value during the current Valuation
                               Period accrued at interest, MINUS

                           -   that portion of any surrender charges
                               associated with a decrease in the
                               Specified Face Amount charged to the
                               Fixed Account Value during the current
                               Valuation Period, MINUS

                           -   if a Monthly Anniversary Day occurs
                               during the current Valuation Period,
                               that portion of the Monthly Face
                               Amount Charge for the Policy Month
                               just beginning charged to the Fixed
                               Account Value accrued at interest,
                               MINUS

                           -   if a Monthly Anniversary Day occurs
                               during the current Valuation Period,
                               that portion of the Monthly Cost of
                               Insurance for the Policy Month just
                               ending charged to the Fixed Account
                               Value accrued at interest.

                           The minimum guaranteed interest rate applicable to
                       the Fixed Account Value is 3% annually. Interest in excess of the guaranteed rate may be applied in the calculation of the Fixed Account Value at such increased rates and in such manner as we may determine, based on our expectations of future interest,

                        28         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE
                       mortality costs, persistency, expenses and taxes. Interest credited will be computed on a compound interest basis.

                           INSUFFICIENT VALUE.  Your Policy will terminate for
                       no value, subject to a Grace Period described below if, on a Valuation Date, a Monthly Anniversary Day occurred during the Valuation Period and--

                           -   your Policy's Cash Surrender Value is
                               equal to or less than zero or

                           -   the Policy Debt exceeds the Cash
                               Value.

                           During the first five Policy Years, a policy will not
                       terminate by reason of insufficient value if it satisfies the "minimum premium test," described below.

                           MINIMUM PREMIUM TEST (NO-LAPSE GUARANTEE).  A Policy
                       satisfies the minimum premium test if the premiums paid less any partial surrenders less any Policy Debt exceed the sum of the "Minimum Monthly Premiums" which applied to the Policy in each Policy Month from the policy date to the Valuation Date.

                           The applicable Minimum Monthly Premiums are specified
                       in your Policy. We will revise the Minimum Monthly Premiums as a result of any of the following changes to a
                       Policy:

                           -   an increase in the Specified Face
                               Amount;

                           -   an increase in the cost of any rider;

                           -   when requested by you, the addition of
                               any rider.

                           The revised Minimum Monthly Premiums will be
                       effective as of the effective date of the change to the Policy and will remain in effect until again revised by any of the above changes.

                           GRACE PERIOD.  If, on a Valuation Date, your Policy
                       will terminate by reason of insufficient value, we will allow a Grace Period. This Grace Period will allow 61 days from that Valuation Date for the payment of a premium sufficient to keep the Policy in force. Notice of premium due will be mailed to your last known address or the last known address of any assignee of record. We will assume that your last known address is the address shown on your Policy Application (or notice of assignment), unless we receive written notice of a change in address in a form satisfactory to us. If the premium due is not paid within 61 days after the beginning of the Grace Period, then the Policy and all rights to benefits will terminate without value at the end of the 61-day period. The Policy will continue to remain in force during this Grace Period. If the Policy Proceeds become payable by us during the Grace Period, then any Unpaid Policy Charges will be deducted from the amount payable by us.

                        29         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                           SPLITTING UNITS.  We reserve the right to split or
                       combine the value of Units. In effecting any such change, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of your Policy.

                       CHARGES AND DEDUCTIONS

                           EXPENSE CHARGES APPLIED TO PREMIUM.  We will deduct a
                       charge from your premium payments as a sales load and for our federal, state and local tax obligations, which we will determine from time to time. For the first Policy Year, the charge is 10% of premiums up to an amount specified in the policy. The charge on premiums in excess of that amount is guaranteed not to exceed 7.25%. The current charge is 5.25%. For Policy Year 2 and thereafter, the charge on all premiums is guaranteed not to exceed 7.25%. The current charge is 5.25%.

                           MORTALITY AND EXPENSE RISK CHARGE.  This charge is
                       for the mortality and expense risks we assume with respect to the Policy. It is based on an annual rate that we apply against the Variable Account on a daily basis.

                           The Mortality and Expense Risk Charge will be
                       determined by us from time to time based on our expectations of future interest, mortality costs, persistency, expenses and taxes, but will not exceed 0.80% annually. Currently, the charge is 0.50% annually.

                           The mortality risk we assume is that the group of
                       lives insured under the Policies may, on average, live for shorter periods of time than we estimated. The expense risk we assume is that our costs of issuing and administering Policies may be more than we estimated.

                           MONTHLY FACE AMOUNT CHARGE.  We will deduct a monthly
                       charge from your Account Value for the first 10 Policy Years following the issuance of your Policy based on the initial Specified Face Amount and for the first 10 Policy Years following the effective date for each increase in the Specified Face Amount, if any, based on the amount of increase. The applicable charge is equal to the initial Specified Face Amount or the amount of increase, as the case may be, times a rate that varies based on the age, sex and rating class of each Insured.

                           MONTHLY COST OF INSURANCE.  We deduct a Monthly Cost
                       of Insurance charge from your Account Value to cover anticipated costs of providing insurance coverage. The Monthly Cost of Insurance deduction will be charged proportionally to the amounts in the Sub-Accounts and the Fixed Account Value in excess of any Policy Debt.

                           The Monthly Cost of Insurance equals the sum of (1),
                       (2) and (3) where:

                        30         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                       (1) is the cost of insurance charge equal to the Monthly
                           Cost of Insurance rate (described below) multiplied by the net amount at risk divided by 1,000;

                       (2) is the monthly rider cost for any riders which are a
                           part of your Policy (with the monthly rider cost, if any riders are added, as described in the rider itself); and

                       (3) is any additional insurance charge calculated as
                           specified in your Policy, for, among other reasons, occupational or avocational risks.

                           The NET AMOUNT AT RISK equals:

                           -   the death benefit divided by 1.00247,
                               MINUS

                           -   your Account Value on the Valuation
                               Date prior to assessing the Monthly
                               Face Amount Charge and the cost of
                               insurance charges.

                           If there are increases in the Specified Face Amount
                       other than increases caused by changes in the death benefit option, the cost of insurance charge described above is determined separately for the initial Specified Face Amount and each increase in the Specified Face Amount. In calculating the net amount at risk, your Account Value will first be allocated to the initial death benefit and then to each increase in the Specified Face Amount in the order in which the increases were made.

                           MONTHLY COST OF INSURANCE RATES.  The Monthly Cost of
                       Insurance rates (except for any such rate applicable to an increase in the Specified Face Amount) are based on the length of time your Policy has been in force and the sex, Issue Age and rating class, if any, of each Insured. The Monthly Cost of Insurance rates applicable to each increase in the Specified Face Amount are based on the length of time the increase has been in force and the sex, Issue Age and rating class, if any, of each Insured. The Monthly Cost of Insurance rates will be determined by us from time to time based on our expectations of future experience with respect to mortality costs, persistency, interest rates, expenses and taxes, but will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables.

                           BASIS OF COMPUTATION.  Guaranteed Maximum Monthly
                       Cost of Insurance Rates are based on the 1980 Commissioner's Standard Ordinary Smoker and Nonsmoker Mortality Tables. The Guaranteed Maximum Monthly Cost of Insurance Rates reflect any underwriting rating applicable to the Policy. We have filed a detailed statement of our methods for computing Cash Values with the insurance department in each jurisdiction where the Policy was delivered. These values equal or exceed the minimum required by law.

                        31         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                       WAIVERS; REDUCED CHARGES; CREDITS; BONUS INTEREST RATES

                           We may reduce or waive the sales load or surrender
                       charge, credit additional amounts, or grant bonus interest rates in situations where selling and/or maintenance costs associated with the Policies are reduced, sales of large Policies, and certain group or sponsored arrangements. In addition, we may waive charges, credit additional amounts, or grant bonus interest rates in connection with Policies sold to our or our affiliates' officers, directors and employees.

                       MATURITY

                           Your Policy will terminate when the younger Insured
                       reaches Attained Age 100. If either Insured is living and your Policy is in force on the Maturity date, your Policy's Cash Surrender Value will be payable to you.

                       MATURITY DATE EXTENSION

                           The Maturity date of your Policy will be extended
                       beyond the original Maturity date shown in your Policy, if you so request in writing at our Principal Office prior to the original Maturity date and the Policy has a Cash Value on the original Maturity date. The new Maturity date will be the one you request.

                           After the original Maturity date (if you have
                       requested a new Maturity date):

                           -   We will not accept any more premium
                               payments for your Policy.

                           -   No more deductions for the Monthly
                               Face Amount Charges or for Monthly
                               Cost of Insurance charges will be made
                               from your Account Value.

                           -   The death benefit will be your Account
                               Value on the date of the death of the
                               last Insured to die.

                           -   Your Policy's reinstatement provisions
                               will not apply.

                           Except as provided above, an extension of the
                       Maturity date does not alter your Policy.

                           If the Maturity date is extended as described above
                       or if the Maturity date is extended under the terms of the Maturity Extension With Full Death Benefit Rider described below, your Policy may not qualify as life insurance beyond the original Maturity date and may be subject to tax consequences. We recommend that you receive counsel from your tax adviser. We will not be responsible for any adverse tax consequences resulting from the extension of the Maturity date of your Policy.

                        32         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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                       SUPPLEMENTAL BENEFITS

                           You may supplement your Policy with the riders
                       described below; provided, however, that riders may not be available in some states. An additional cost of insurance will be charged for each rider in force as part of the Monthly Cost of Insurance charge.

                           ESTATE PRESERVATION RIDER.  This rider increases the
                       death benefit in the first four Policy Years.

                           MATURITY EXTENSION WITH FULL DEATH BENEFIT RIDER.
                       This rider allows you, upon request, to extend the Maturity date of your Policy beyond the original Maturity date. The Specified Face Amount and death benefit option in effect at the original Maturity date will apply beyond the original Maturity date.

                       TERMINATION OF POLICY

                           Your Policy will terminate on the earlier of the date
                       we receive your request to surrender, the expiration date of the Grace Period due to insufficient value, the date of death of the last Insured to die, or the Maturity date.

                       REINSTATEMENT

                           We will reinstate your Policy prior to the Maturity
                       date, provided that the Policy has not been surrendered and neither of the Insureds died after the date of that termination and you--

                           -   make a request for reinstatement
                               within five years from the date of
                               termination;

                           -   submit satisfactory evidence of
                               insurability with respect to each
                               surviving Insured; and

                           -   pay an amount sufficient to put the
                               Policy in force.

                           To put your Policy in Force, you must pay an amount
                       of at least--

                           -   the Unpaid Policy Charges at the date
                               of termination; PLUS

                           -   any excess of the Policy Debt over the
                               Cash Value at the date of termination;
                               PLUS

                           -   three times the Monthly Cost of
                               Insurance charges applicable at the
                               date of reinstatement; PLUS

                           -   three times the Monthly Face Amount
                               Charge.

                           During the first five Policy Years, an amount is
                       sufficient to put your Policy in force if it meets the minimum premium test.

                        33         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                           A reinstated Policy's Specified Face Amount may not
                       exceed the Specified Face Amount at the time of termination. The Account Value on the reinstatement date reinstatement will reflect:

                           -   the Account Value at the time of
                               termination; PLUS

                           -   net premiums attributable to premiums
                               paid to reinstate the Policy; MINUS

                           -   the Monthly Face Amount Charge; MINUS

                           -   the Monthly Cost of Insurance charge
                               applicable on the date of
                               reinstatement; MINUS

                           -   Any Unpaid Policy Charges at the time
                               of termination.

                           The effective date of reinstatement will be the
                       Monthly Anniversary Day that falls on or next follows the date we approve your request.

                           Any Policy Debt at the time of termination must be
                       repaid upon the reinstatement of the Policy or carried over to the reinstated Policy.

                           If your Policy was subject to surrender charges when
                       it lapsed, the reinstated Policy will be subject to surrender charges as if it had not terminated.

                           The incontestability provision of the Policy will
                       apply to the Policy after reinstatement as regards statements made in the application for reinstatement. The suicide provision of the Policy will apply to the policy after reinstatement. In those provisions of a reinstated Policy, "Issue Date" means the effective date of reinstatement.

                       DEFERRAL OF PAYMENT

                           We will usually pay any amount due from the Variable
                       Account within seven days after the Valuation Date following our receipt of written notice satisfactory to us giving rise to such payment or, in the case of the death of the last Insured to die, Due Proof of the death of each Insured. Payment is subject to our rights under the Policy's incontestability and suicide provisions. Payment of any amount payable from the Variable Account on death of the last Insured to die, surrender, partial surrender, or policy loan may be postponed whenever:

                           -   the New York Stock Exchange is closed
                               other than customary weekend and
                               holiday closing, or trading on the
                               NYSE is otherwise restricted;

                           -   the Securities and Exchange
                               Commission, by order, permits
                               postponement for the protection of
                               policyowners; or

                        34         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                           -   an emergency exists as determined by
                               the Securities and Exchange
                               Commission, as a result of which
                               disposal of securities is not
                               reasonably practicable, or it is not
                               reasonably practicable to determine
                               the value of the assets of the
                               Variable Account.

                       RIGHTS OF OWNER

                           While either Insured is alive, unless you have
                       assigned any of these rights, you may:

                           -   transfer ownership to a new owner;

                           -   name a contingent owner who will
                               automatically become the owner of the
                               Policy if you die before the last
                               Insured to die;

                           -   change or revoke a contingent owner;

                           -   change or revoke a beneficiary;

                           -   exercise all other rights in the
                               Policy;

                           -   increase or decrease the Specified
                               Face Amount, subject to the other
                               provisions of the Policy;

                           -   change the death benefit option,
                               subject to the other provisions of the
                               Policy.

                           When you transfer your rights to a new owner, you
                       automatically revoke any prior contingent owner designation. When you want to change or revoke a prior beneficiary designation, you have to specify that action. You do not affect a prior beneficiary designation when you merely transfer ownership, or change or revoke a contingent owner designation.

                           You do not need the consent of a beneficiary or a
                       contingent owner in order to exercise any of your rights. However, you must give us written notice satisfactory to us of the requested action. Your request will then, except as otherwise specified herein, be effective as of the date you signed the form, subject to any action taken before we received it.

                       RIGHTS OF BENEFICIARY

                           The beneficiary has no rights in the Policy until the
                       death of the last Insured to die. If a beneficiary is alive at that time, the beneficiary will be entitled to payment of the Policy Proceeds as they become due.

                        35         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                       OTHER POLICY PROVISIONS

                           ADDITION, DELETION OR SUBSTITUTION OF
                       INVESTMENTS. We may decide to add new Sub-Accounts at any time. Also, shares of any or all of the Funds may not always be available for purchase by the Sub-Accounts of the Variable Account, or we may decide that further investment in any such shares is no longer appropriate. In either event, shares of other registered open-end investment companies or unit investment trusts may be substituted both for Fund shares already purchased by the Variable Account and/or as the security to be purchased in the future, provided that these substitutions have been approved by the Securities and Exchange Commission, to the extent necessary. In addition, the investment policies of the Sub-Accounts will not be changed without the approval of the Insurance Commissioner of the State of Delaware. We also reserve the right to eliminate or combine existing Sub-Accounts or to transfer assets between Sub-Accounts. In the event of any substitution or other act described in this paragraph, we may make appropriate amendments to the Policy to reflect the substitution.

                           ENTIRE CONTRACT.  Your entire contract with us
                       consists solely of the Policy, including the attached copy of your Policy Application and any attached copies of supplemental applications for increases in the Specified Face Amount.

                           ALTERATION.  Sales representatives do not have any
                       authority to either alter or modify your Policy or to waive any of its provisions. The only persons with this authority are our president, actuary, secretary, or one of our vice presidents.

                           MODIFICATION.  Upon notice to you, we may modify the
                       Policy if such a modification--

                           -   is necessary to make the Policy or the
                               Variable Account comply with any law
                               or regulation issued by a governmental
                               agency to which we are or the Variable
                               Account is subject;

                           -   is necessary to assure continued
                               qualification of the Policy under the
                               Internal Revenue Code or other federal
                               or state laws as a life insurance
                               policy;

                           -   is necessary to reflect a change in
                               the operation of the Variable Account
                               or the Sub-Accounts; or

                           -   adds, deletes or otherwise changes
                               Sub-Account options.

                           We also reserve the right to modify certain
                       provisions of the Policy as stated in those provisions. In the event of any such modification, we may make appropriate amendments to the Policy to reflect such modification.

                           ASSIGNMENTS.  While either Insured is alive, you may
                       assign all or some of your rights under the Policy. All assignments must be filed at our Principal Office and must be in written form satisfactory to us. The assignment will then

                        36         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                       be effective as of the date you signed the form, subject to any action taken before we received it. We are not responsible for the validity or legal effect of any assignment.

                           NONPARTICIPATING.  The Policy does not pay dividends.
                       The Policy does not share in our profits or surplus earnings.

                           MISSTATEMENT OF AGE OR SEX.  If the age or sex of
                       either Insured is stated incorrectly, the amounts payable by us will be adjusted upon the death of the last Insured to die as follows:

                           Misstatement Discovered at Death--The death benefit
                       will be recalculated to that which would be purchased by the most recently charged Monthly Cost of Insurance rate for the correct age or sex of each Insured.

                           Misstatement Discovered Prior to Death--Your Account
                       Value will be recalculated from the policy date using the Monthly Cost of Insurance Rates based on the correct age or sex of each Insured.

                           SUICIDE.  If the last surviving Insured, whether sane
                       or insane, commits suicide within two years after your Policy's Issue Date, we will not pay any part of the Policy Proceeds. We will refund the premiums paid, less the amount of any Policy Debt and any partial surrenders.

                           If the last surviving Insured, whether sane or
                       insane, commits suicide within two years after the effective date of an increase in the Specified Face Amount, then our liability as to that increase will be the cost of insurance for that increase.

                           INCONTESTABILITY.  All statements made in the
                       application or in a supplemental application are representations and not warranties. We relied and will rely on those statements when approving the issuance, increase in face amount, increase in death benefit over premium paid, or change in death benefit option of the Policy. No statement can be used by us in defense of a claim unless the statement was made in the application or in a supplemental application. In the absence of fraud, after the Policy has been in force during the lifetime of the Insureds for a period of two years from its Issue Date, we cannot contest it except for non-payment of premiums. However, any increase in the face amount which is effective after the Issue Date will be incontestable only after such increase has been in force during the lifetime of the Insureds for two years from the Effective Date of Coverage of such increase. Any increase in death benefit over premium paid or increase in death benefit due to a death benefit option change will be incontestable only after such increase has been in force during the lifetime of the Insureds for two years from the date of the increase.

                           REPORT TO OWNER.  We will send you a report at least
                       once each Policy Year. The report will show current policy values, premiums paid, and deductions made since the last report. It will also show the balance of any outstanding

                        37         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                       policy loans and accrued interest on such loans. There is no charge for this report.

                           ILLUSTRATIONS.  After the first Policy Year, we will
                       provide you with an illustration of future Account Values and death benefits upon request. We may charge a fee not to exceed $25 per illustration.

                                     PERFORMANCE INFORMATION

We may present mutual fund            We may sometimes publish performance information related to the Fund, the
portfolio performance and     Variable Account or the Policy in advertising, sales literature and other
hypothetical Policy illus-    promotional materials. This information is based on past investment results and
trations in sales             is not an indication of future performance.
literature.

                       PORTFOLIO PERFORMANCE

                           We may publish a mutual fund portfolio's TOTAL RETURN
                       OR AVERAGE ANNUAL TOTAL RETURN. Total return is the change in value of an investment over a given period, assuming reinvestment of any dividends and capital gains. Average annual total return is a hypothetical rate of return that, if achieved annually, would have produced the same total return over a stated period if performance had been constant over the entire period. Average annual total returns smooth variations in performance, and are not the same as actual year-by-year results.

                           We may also publish a mutual fund portfolio's yield.
                       Yield refers to the income generated by an investment in a portfolio over a given period of time, expressed as an annual percentage rate. When a yield assumes that income earned is reinvested, it is called an EFFECTIVE YIELD. SEVEN-DAY YIELD illustrates the income earned by an investment in a money market fund over a recent seven-day period.

                           TOTAL RETURNS AND YIELDS QUOTED FOR A MUTUAL FUND
                       PORTFOLIO INCLUDE THE INVESTMENT MANAGEMENT FEES AND OTHER EXPENSES OF THE PORTFOLIO, BUT DO NOT INCLUDE CHARGES AND DEDUCTIONS ATTRIBUTABLE TO YOUR POLICY. These expenses would reduce the performance quoted.

                       ADJUSTED PORTFOLIO PERFORMANCE

                           We may publish a mutual fund portfolio's total return
                       and yields adjusted for charges against the assets of the Variable Account.

                           We may publish total return and yield quotations
                       based on the period of time that a mutual fund portfolio has been in existence. The results for any period prior to any Policy being offered will be calculated as if the Policy had been offered during that period of time, with all charges assumed to be those applicable to the Policy.

                        38         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                       OTHER INFORMATION

                           Performance information may be compared, in reports
                       and promotional literature, to:

                           -   the S&P 500, Dow Jones Industrial
                               Average, Lehman Brothers Aggregate
                               Bond Index or other unmanaged indices
                               so that investors may compare the
                               Sub-Account results with those of a
                               group of unmanaged securities widely
                               regarded by investors as
                               representative of the securities
                               markets in general;

                           -   other groups of variable life variable
                               accounts or other investment products
                               tracked by Lipper Analytical Services,
                               a widely used independent research
                               firm which ranks mutual funds and
                               other investment products by overall
                               performance, investment objectives,
                               and assets, or tracked by other
                               services, companies, publications, or
                               persons, such as Morningstar, Inc.,
                               who rank such investment products on
                               overall performance or other criteria;
                               or

                           -   the Consumer Price Index (a measure
                               for inflation) to assess the real rate
                               of return from an investment in the
                               Sub-Account. Unmanaged indices may
                               assume the reinvestment of dividends
                               but generally do not reflect
                               deductions for administrative and
                               management expenses.

                           We may provide policy information on various topics
                       of interest to you and other prospective policyowners. These topics may include:

                           -   the relationship between sectors of
                               the economy and the economy as a whole
                               and its effect on various securities
                               markets;

                           -   investment strategies and techniques
                               (such as value investing, market
                               timing, dollar cost averaging, asset
                               allocation, constant ratio transfer
                               and account rebalancing);

                           -   the advantages and disadvantages of
                               investing in tax-deferred and taxable
                               investments;

                           -   customer profiles and hypothetical
                               purchase and investment scenarios;

                           -   financial management and tax and
                               retirement planning; and

                           -   investment alternatives to
                               certificates of deposit and other
                               financial instruments, including
                               comparisons between a Policy and the
                               characteristics of, and market for,
                               such financial instruments.

                        39         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
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
                                FEDERAL INCOME TAX CONSIDERATIONS

We do not make any guar-              The following summary provides a general description of the federal
antees about the Policy's     income tax considerations associated with the Policy and does not purport to be
tax status.                   complete or to cover all situations. This discussion is NOT intended as tax advice. You should consult counsel or other competent tax advisers for more complete information. This discussion is based upon our understanding of the present federal income tax laws as they are currently interpreted by the Internal
                              Revenue Service (the "IRS"). We make no representation as to the likelihood of continuation of the present federal income tax laws or of the current interpreta-
                              tions by the IRS. WE DO NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF ANY
                              POLICY OR ANY TRANSACTION REGARDING THE POLICY.

                           The Policy may be used in various arrangements,
                       including non-qualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances of each individual arrangement. Therefore, if the use of the Policy in any such arrangement is contemplated, you should consult a qualified tax adviser for advice on the tax attributes of the particular arrangement.

                       TAX STATUS OF THE POLICY

We believe the Policy will            A Policy has certain tax advantages when treated as a life insurance
be treated as a life          contract within the meaning of Section 7702 of the Internal Revenue Code of 1986,
insurance contract under      as amended (the "Code"). We believe that the Policy meets the Section 7702
federal tax laws.             definition of a life insurance contract and will take whatever steps are appropriate and reasonable to attempt to cause the Policy to comply with Sec-
                              tion 7702.

                       DIVERSIFICATION OF INVESTMENTS

                           Section 817(h) of the Code requires that the Variable
                       Account's investments be "adequately diversified" in accordance with certain Treasury regulations. We believe that the Variable Account will be adequately diversified.

                           In certain circumstances, the owner of a variable
                       life insurance policy may be considered, for federal income tax purposes, the owner of the assets of the separate account used to support the policy. In those circumstances, income and gains from the separate accountassets would be includible in the variable policyowner's gross income. We do not know what standards will be established, if any, in the regulations or rulings which the Treasury has stated it expects to issue on this question. We therefore reserve the right to modify the Policy as necessary to attempt to prevent a policyowner from being considered the owner of a pro-rata share of the assets of the Variable Account.

                        40         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           The following discussion assumes that your Policy
                       will qualify as a life insurance contract for federal income tax purposes.

                       TAX TREATMENT OF POLICY BENEFITS

Death benefits do not incur           LIFE INSURANCE DEATH BENEFIT PROCEEDS.  In general, the amount of the
federal income tax.           death benefit payable under your Policy is excludible from your gross income under the Code.

Investment gains are nor-             TAX DEFERRED ACCUMULATION.  Any increase in your Account Value is
mally not taxed unless dis-   generally not taxable to you unless you receive or are deemed to receive amounts
tributed to you before the    from the Policy before the death of the last Insured to die.
death of the last Insured to          DISTRIBUTIONS.  If you surrender your Policy, the amount you will receive
die.                          as a result will be subject to tax as ordinary income to the extent that amount exceeds the "investment in the contract," which is generally the total of premiums and other consideration paid for the Policy, less all amounts previously received under the Policy to the extent those amounts were excludible from gross income.

                           Depending on the circumstances, any of the following
                       transactions may have federal income tax consequences:

                           -   the exchange of a Policy for a life
                               insurance, endowment or annuity
                               contract;

                           -   a change in the death benefit option;

                           -   a policy loan;

                           -   a partial surrender;

                           -   a surrender;

                           -   a change in the ownership of a Policy;

                           -   an election to extend the Maturity
                               Date; or

                           -   an assignment of a Policy.

                           In addition, federal, state and local transfer and
                       other tax consequences of ownership or receipt of Policy Proceeds will depend on your circumstances and those of the named beneficiary. Whether partial surrenders (or other amounts deemed to be distributed) constitute income subject to federal income tax depends, in part, upon whether your Policy is considered a "modified endowment contract."

If you pay more premiums              MODIFIED ENDOWMENT CONTRACTS.  Section 7702A of the Code treats certain
than permitted under the      life insurance contracts as "modified endowment contracts" ("MECs"). The Code
seven-pay test, your Policy   defines MECs as those Policies issued or materially changed after June 21, 1988
will be a MEC.                on which the total premiums paid during the first seven years exceed the amount that would have been paid if the Policy provided for paid-up benefits for seven annual premiums ("seven-pay test").

                        41         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           We will monitor the Policy to determine whether
                       additional premium payments would cause the Policy to become a MEC and will take certain steps in an attempt to avoid this result.

                           Further, if a transaction occurs which decreases the
                       face amount of your Policy, we will retest your Policy, as of the date of its purchase, based on the lower face amount to determine compliance with the seven-pay test. Also, if a decrease in face amount occurs following a "material change," we will retest your Policy for compliance as of the date of the "material change." Failure to comply in either case would result in the Policy's classification as a MEC regardless of our efforts to provide a payment schedule that would not otherwise violate the seven-pay test.

                           The rules relating to whether a Policy will be
                       treated as a MEC are complex and cannot be fully described in the limited confines of this summary. Therefore, you should consult with a competent tax adviser to determine whether a particular transaction will cause your Policy to be treated as a MEC.

If your Policy becomes a              DISTRIBUTIONS UNDER MODIFIED ENDOWMENT CONTRACTS.  If treated as a MEC,
MEC, partial surrenders,      your Policy will be subject to the following tax rules:
loans and surrenders may      -  First, partial surrenders are treated as ordinary income subject to tax up to
incur taxes and tax             the amount equal to the excess (if any) of your Account Value immediately
penalties.                      before the distribution over the "investment in the contract" at the time of the distribution.

                       - Second, policy loans and loans secured by a Policy are treated as partial surrenders and taxed accordingly. Any past-due loan interest that is added to the amount of the loan is treated as a loan.

                       - Third, a 10 percent additional income tax is imposed on that portion of any distribution (including distributions upon surrender), policy loan, or loan secured by a Policy, that is included in income, except where the distribution or loan is:

                           -   made when you are age 59 1/2 or older;

                           -   attributable to your becoming
                               disabled; or

                           -   is part of a series of substantially
                               equal periodic payments for the
                               duration of your life (or life
                               expectancy) or for the duration of the
                               longer of your or the beneficiary's
                               life (or life expectancies).

                           DISTRIBUTIONS UNDER A POLICY THAT IS NOT A MEC.  If
                       your Policy is not a MEC, a distribution is generally treated first as a tax-free recovery of the "investment in the contract," and then as a distribution of taxable income to the extent the distribution exceeds the "investment in the contract." An exception is made for cash distributions that occur in the first 15 Policy Years as a result of a decrease in the death benefit or other change which reduces benefits under the Policy which are made for purposes of maintaining compliance with

                        42         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       Section 7702. Such distributions are taxed in whole or part as ordinary income (to the extent of any gain in the Policy) under rules prescribed in Section 7702.

                           If your Policy is not a MEC, policy loans and loans
                       secured by the Policy are generally not treated as distributions. Such loans are instead treated as your indebtedness.

                           Finally, if your Policy is not a MEC, distributions
                       (including distributions upon surrender), policy loans and loans secured by the Policy are not subject to the 10 percent additional tax.

                           POLICY LOAN INTEREST.  Generally, no tax deduction is
                       allowed for interest paid or accrued on any indebtedness under a Policy. In addition, if the policyowner is not a natural person, or is a direct or indirect beneficiary under the Policy, Section 264(f) of the Code disallows a pro-rata portion of the taxpayer's otherwise allowable interest expense deduction. This rule may not, however, apply if you are such a policyowner engaged in a trade business and the Policy covers an officer, director, employee, or 20 percent owner of your business, within the meaning of Section 264(f)(4). You should consult your tax adviser for further guidance on these issues.

                           Also, there is no definitive guidance concerning the
                       tax treatment of a policy loan when the interest rate credited to the loan is the same as the interest rate charged against the loan, as is the case for loan amounts in Policy Years 11 and thereafter. You should consult your tax adviser regarding loan amounts in those Policy Years.

                           MULTIPLE POLICIES.  All modified endowment contracts
                       issued by us (or our affiliates) to you during any calendar year will be treated as a single MEC for purposes of determining the amount of a policy distribution which is taxable to you.

We may be required to with-           FEDERAL INCOME TAX WITHHOLDING.  We will withhold and remit to the hold taxes from certain dis-  federal government the amount of any tax due on that portion of a policy
tributions to you.            distribution which is taxable if we do not have a valid social security number for you, unless you direct us otherwise in writing at or before the time of the distribution. As the policyowner, however, you will be responsible for the pay-
                              ment of any taxes and early distribution penalties that may be due on policy distributions, regardless of whether those amounts are subject to withholding.

                       OUR TAXES

                           As a result of the Omnibus Budget Reconciliation Act
                       of 1990, we are currently and are generally required to capitalize and amortize certain policy acquisition expenses over a 10-year period rather than currently deducting such expenses. This so-called "deferred acquisition cost" tax ("DAC tax") applies to the deferred acquisition expenses of a Policy and results in a significantly higher corporate income tax liability for us.

                        43         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           At present, we do not assess any charge against the
                       assets of the Variable Account for any federal, state or local taxes that we incur which may be attributable to the Variable Account or any Policy. We, however, reserve the right in the future to assess a charge against the assets of the Variable Account for any such taxes or other economic burdens resulting from the application of any tax laws that we determine to be properly attributable to the Variable Account or any Policy.

                                      DISTRIBUTION OF POLICY

                           The Policy will be sold by licensed insurance agents
                       in those states where the Policy may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with us and our general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon is our wholly-owned subsidiary and is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. Clarendon also acts as the general distributor of certain variable annuity contracts and other variable life insurance contracts we issue.

                           Gross first year commissions plus any expense
                       allowance payments we pay on the sale of the Policy may vary with the sales agreement with broker-dealers depending on the particular circumstances, but is not expected to exceed 100% of the target premium, which will vary based on the Insured's age, sex and rating Class, plus an amount not to exceed 5% of any excess premium payments. Gross renewal commissions in Policy Years 2 through 10 will not exceed 5% of actual premium payment, and will not exceed 2% in Policy Years 11 and thereafter. In addition, we may also pay override payments, expense allowances, bonuses, wholesaler fees, and training allowances. In Policy Year 3 and thereafter, 0.10% of the Variable Account Value per annum will be paid to broker-dealers.

                                          VOTING RIGHTS

                           We are the legal owner of all shares of the Funds
                       held in the Sub-Accounts of the Variable Account, and as such have the right to vote upon matters that are required by the Investment Company Act of 1940 Act to be approved or ratified by the shareholders of the Funds and to vote upon any other matters that may be voted upon at a shareholders' meeting. We will, however, vote shares held in the Sub-Accounts in accordance with instructions received from policyowners who have an interest in the respective Sub-Accounts.

                        44         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                           We will vote shares held in each Sub-Account for
                       which no timely instructions from policyowners are received, together with shares not attributable to a Policy, in the same proportion as those shares in that Sub-Account for which instructions are received. Should the applicable federal securities laws change so as to permit us to vote shares held in the Variable Account in our own right, we may elect to do so.

                           The number of shares in each Sub-Account for which a
                       policyowner may give instructions is determined by dividing the portion of the Account Value derived from participation in that Sub-Account, if any, by the value of one share of the corresponding Fund. We will determine the number as of a date we choose, but not more than 90 days before the shareholders' meeting. Fractional votes are counted. Voting instructions will be solicited in writing at least 14 days prior to the shareholders' meeting.

                           We may, if required by state insurance regulators,
                       disregard voting instructions if those instructions would require shares to be voted so as to cause a change in the sub-classification or investment policies of one or more of the Funds, or to approve or disapprove an investment management contract. In addition, we may disregard voting instructions that would require changes in the investment policies or investment adviser, provided that we reasonably disapprove of those changes in accordance with applicable federal regulations. If we disregard voting instructions, we will advise you of that action and our reasons for it in our next communication to policyowners.

                               OUR DIRECTORS AND EXECUTIVE OFFICERS

                           Our directors and executive officers are listed
                       below, together with information as to their ages, dates of election and principal business occupations during the last five years (if other than their present business occupations). Except as otherwise indicated, those directors and officers who are associated with Sun Life Assurance Company of Canada and/or its subsidiaries have been associated with Sun Life Assurance Company of Canada for more than five years either in the position shown or in other positions. The asterisks below denote the year that the indicated director was elected to our board of directors.

                       DONALD A. STEWART, 53, Chairman and Director (1996*) 150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is Chairman, Chief Executive Officer and a
                       Director of Sun Life Assurance Company of Canada; Chairman and a Director of Sun Life Insurance and Annuity Company of New York; and a Director of Massachusetts Financial Services Company and Sun Life of Canada UK Holdings, plc.

                        45         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       C. JAMES PRIEUR, 48, President and Director (1998*) 150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is President and Chief Operating Officer of Sun
                       Life Assurance Company of Canada; President and a Director of Sun Life Insurance and Annuity Company of New York; Chairman and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Sun Capital
                       Advisers, Inc.; Chairman of the Board and Executive Vice President, Sun Capital Advisers Trust; President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., and Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc.; and a Director of Sun Life Information Services Ireland Limited.

                       JAMES A. MCNULTY, III, 57, Senior Vice President, General Manager and Director (1999*)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Senior Vice President and General Manager for
                       the United States of Sun Life Assurance Company of Canada and Senior Vice President and General Manager and a Director of Sun Life Insurance and Annuity Company of New York. He is President and a Director of Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; Senior Vice President and a Director of Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.) Holdings, Inc., and Sun Life of Canada (U.S.) Financial Services Holdings, Inc.; and a Director of Sunesco Insurance Agency, Inc. and the Support Committee for Battered Women.

                       RICHARD B. BAILEY, 73, Director (1983*)
                       63 Atlantic Ave 11D
                       Boston, Massachusetts 02110

                           He is a Director of Sun Life Insurance and Annuity
                       Company of New York and a Director/Trustee of certain Funds in the MFS Family of Funds. He is a Director of Cambridge Bancorp.

                       M. COLYER CRUM, 67, Director (1986*)
                       104 Westcliff Road
                       Weston, Massachusetts 02493-1410

                           He is Professor Emeritus of the Harvard Business
                       School; a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Cambridge Bancorp, Cambridge Trust Company, Merrill Lynch Ready Assets Trust, Merrill Lynch Basic Value
                       Fund, Inc., Merrill Lynch Global Growth Fund, Inc., Merrill Lynch U.S. Treasury Money Fund, Merrill

                        46         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       Lynch Special Value Fund, Inc., Merrill Lynch Capital Fund, Inc., Merrill Lynch U.S.A. Government Reserves, Merril Lynch Michigan Insured Fund II, Merrill Lynch Displined Equity Fund, Inc., MuniVest Florida Fund, MuniVest Michigan Insured Fund, Inc., MuniVest New Jersey Fund, Inc., MuniYield Michigan Insured Fund, Inc., and MuniYield New Jersey Insured Fund, Inc.; and a Trustee of Merrill Lynch Global Resources Trust, Merrill Lynch Ready Assets Trust, MuniYield Florida Insured Fund, and MuniYield Pennsylvania Fund. Prior to July 1996, he was a Professor at the Harvard Business School.

                       GREGORY W. GEE, 51, Director (1999*)
                       150 King Street West
                       Toronto, Ontario, Canada M5H 1J9

                           He is Vice Chairman of Sun Life Assurance Company of
                       Canada and a Director of Sun Life Insurance and Annuity Company of New York.

                       DAVID D. HORN, 58, Director (1985*)
                       Strong Road
                       P.O. Box 24
                       New Vineyard, Maine 04956

                           He was formerly Senior Vice President and General
                       Manager for the United States of Sun Life Assurance Company of Canada, retiring in December 1997. He is a Director of Sun Life Insurance and Annuity Company of New York; a Trustee of MFS/Sun Life Series Trust; and a Member of the Boards of Managers of Money Market Variable Account, High Yield Variable Account, Capital Appreciation Variable Account, Government Securities Variable Account, Global Governments Variable Account, Total Return Variable Account, and Managed Sectors Variable Account.

                       ANGUS A. MACNAUGHTON, 68, Director (1985*)
                       Genstar Investment Corporation
                       555 California Street
                       Suite 4850
                       San Francisco, California 94104

                           He is President and a Director of Genstar Investment
                       Corporation and a Director of Sun Life Assurance Company of Canada, Sun Life Insurance and Annuity Company of New York, Canadian Pacific, Ltd., Varian Associates, Inc., and Diversified Collection Services, Inc.; and Vice Chairman and a Director of Barrick Gold Corporation.

                        47         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       S. CAESAR RABOY, 63, Director (1997*)
                       220 Boylston Street
                       Boston, Massachusetts 02110

                           He is a former Senior Vice President and Deputy
                       General Manager for the United States of Sun Life Assurance Company of Canada; a Director of Sun Life Insurance and Annuity Company of New York; and a Director of Sun Life of Canada (U.S.) Distributors, Inc. and Fleet International Bank.

                       JAMES M.A. ANDERSON, 50, Vice President, Investments
                       (1998)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President, Investments of Sun Life
                       Assurance Company of Canada and Sun Life Insurance and Annuity Company of New York; President and Chief Executive Officer of Sun Capital Advisers Trust; President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc.; Vice President and a Director of Sun Life of Canada (U.S.)
                       Distributors, Inc. and Sun Life of Canada (U.S.) Holdings General Partner, Inc.; Vice President of Sun Canada Financial Co.; and a Director of Clarendon Insurance Agency, Inc., Sunesco Insurance Agency, Inc., and Sun Benefit Services Company, Inc.

                       DAVEY SCOON, 53, Vice President, Finance and Treasurer
                       (1999)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President and Chief Financial Officer of
                       U.S. Operations for Sun Life Assurance Company of Canada; Vice President, Finance, Controller, and Treasurer of Sun Life Insurance and Annuity Company of New York; Vice President and Treasurer and a Director of Sun Benefit Services Company, Inc.; Vice President and a Director of Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc., Sun Life of Canada (U.S.)
                       Holdings, Inc.; Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Life of Canada (U.S.) Holdings General Partner, Inc., Sun Life Financial Services Limited, and Sun Canada Financial Co.; a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I; a Director of Senesco Insurance Agency, Inc. and Chairman and a Director of Tufts Associated Health Plan, and a Lead Director of Tufts Associated Heath Maintenance Organization, and Board Chairman of Managed Comp. Prior to October 1999, he was Executive Vice President and Chief Operating Officer of Liberty Funds Group.

                        48         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       ROBERT P. VROLYK, 46, Vice President and Actuary (1986) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President and Chief Actuary of Sun Life
                       Assurance Company of Canada; Vice President and Actuary of Sun Life Insurance and Annuity Company of New York; Vice President and a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Life of Canada (U.S.) Distributors, Inc., Sun Canada Financial Co., and Sun Life of Canada (U.S.) Holdings General
                       Partner, Inc.; Vice President and a Director of Sun Life of Canada (U.S.) SPE 97-1, Inc.; Treasurer and Chief Financial Officer of Sun Capital Advisers Trust; a Director of Sun Benefit Services Company, Inc. and Sun Life Information Services Ireland Limited; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I.

                       PETER F. DEMUTH, 41, Vice President, Chief Counsel and Assistant Secretary (1998)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He is Vice President and Chief Counsel of U.S.
                       Operations for Sun Life Assurance Company of Canada; Vice President and Chief Counsel and Assistant Secretary for Sun Life Insurance and Annuity Company of New York; a Director of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., and Sun Life Assurance Company of Canada--U.S. Operations Holdings, Inc.; Assistant Secretary for Sun Capital Advisers Trust; and a Regular Trustee of Sun Life of Canada (U.S.) Capital Trust I. Prior to February 1998, he was a partner at the firm of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

                       ELLEN B. KING, 42, Counsel and Secretary (1998) One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           She is Counsel of Sun Life Assurance Company of
                       Canada; Counsel and Secretary of Sun Life Insurance and Annuity Company of New York.; and Secretary of Sun Life of Canada (U.S.) Holdings, Inc., Sun Life of Canada (U.S.) Financial Services Holdings, Inc., Sun Life Assurance Company of Canada--U.S. Operations
                       Holdings, Inc., Sun Benefit Services Company, Inc., Sun Life of Canada (U.S.) SPE 97-1, Inc., Sun Canada Financial Co., and Sun Life of Canada (U.S.) Holdings General Partner, Inc.

                        49         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       ROBERT K. LEACH, 44, Vice President, Finance and Product, Retirement Products and Services (1996)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He has been affiliated with Sun Life Assurance
                       Company of Canada since January 1987 in various management positions. In October 1999, he was appointed Vice President, Finance and Product, Retirement Products and Services. Prior to 1987, he was a 2nd Vice President at New England Life Insurance Company.

                       EDWARD J. RONAN, 46, Vice President, Retirement Products and Services (1997)
                       One Sun Life Executive Park
                       Wellesley Hills, Massachusetts 02481

                           He has been affiliated with Sun Life Assurance
                       Company of Canada since August 1997. From June 1987 to July 1997, he was Vice President, Division Manager at First Data Investor Services Group.

                           Our directors, officers and employees are covered
                       under a commercial blanket bond and a liability policy. The directors, officers and employees of Clarendon Insurance Agency, Inc. are covered under a fidelity bond.

                                        OTHER INFORMATION

                       STATE REGULATION

                           We are subject to the laws of Delaware governing life
                       insurance companies and to regulation by Delaware's Commissioner of Insurance, whose agents periodically conduct an examination of our financial condition and business operations. We are also subject to the insurance laws and regulations of the jurisdictions in which we are authorized to do business.

                           We are required to file an annual statement with the
                       insurance regulatory authority of those jurisdictions where we are authorized to do business relating to our business operations and financial condition as of December 31st of the preceding year.

                       LEGAL PROCEEDINGS

                           There are no pending legal proceedings which would
                       have a material adverse effect on the Variable Account. We are engaged in various kinds of routine litigation which, in our judgment, is not material to the Variable Account.

                        50         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                       EXPERTS

                           Actuarial matters concerning the policy have been
                       examined by Georges C. Rouhart, FSA, MAAA, Product
                       Officer.

                       ACCOUNTANTS

                           To be added by amendment.

                       REGISTRATION STATEMENTS

                           This prospectus is part of a registration statement
                       that has been filed with the Securities and Exchange Commission under the Securities Act of 1933 with respect to the Policy. It does not contain all of the information set forth in the registration statement and the exhibits filed as part of the registration statement. You should refer to the registration statement for further information concerning the Variable Account, Sun Life of Canada (U.S.), the mutual fund investment options, and the Policy.

                       FINANCIAL STATEMENTS

                           Financial statements to be added by amendment.

                           There are no financial statements for the Variable
                       Account with respect to the Sub-Accounts because the Sub-Accounts had not commenced operations as of the date of this prospectus. Our financial statements, which are included in this prospectus, should be considered only as bearing on our ability to meet our obligations with respect to the death benefit and our assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Variable Account.

                        51         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE
INSURANCE

                                                                      APPENDIX A

                            GLOSSARY OF POLICY TERMS

    ACCOUNT VALUE--The sum of the amounts in each Sub-Account of the Variable Account and the Fixed Account Value with respect to a Policy.

    ANNIVERSARY--The same day in each succeeding year as the day of the year corresponding to the policy date.

    ATTAINED AGE--With respect to an Insured, the Insured's Issue Age plus the number of completed Policy Years.

    BUSINESS DAY--Any day that we are open for business.

    CASH VALUE--Account Value less any surrender charges.

    CASH SURRENDER VALUE--The Cash Value decreased by the balance of any outstanding Policy Debt.

    CLASS--The risk and underwriting classification of an Insured.

    DAILY RISK PERCENTAGE--The daily rate for deduction of the Mortality and Expense Risk Charge.

    DUE PROOF--Such evidence as we may reasonably require in order to establish that a benefit is due and payable.

    EFFECTIVE DATE OF COVERAGE--Initially, the Investment Start Date; with respect to any increase in the Specified Face Amount, the Anniversary that falls on or next follows the date we approve the supplemental application for that increase; with respect to any decrease in the Specified Face Amount, the Monthly Anniversary Day that falls on or next follows the date we receive your request.

    EXPENSE CHARGES APPLIED TO PREMIUM--A percentage charge deducted from each premium payment.

    FIXED ACCOUNT VALUE--The portion of the Account Value funded by the assets of our general account.

    FUND--A mutual fund portfolio in which a Sub-Account invests.

    INITIAL PREMIUM--The initial premium amount specified in your Policy.

    INSURED--A person on whose life a Policy is issued.

    INVESTMENT START DATE--The date the first premium is applied, which will be the later of the Issue Date, the Policy Date or the Valuation Date we receive a premium equal to or in excess of the Initial Premium.

    ISSUE AGE--With respect to an Insured, the age as of the Insured's birthday nearest the policy date.

    ISSUE DATE--The date we produce a Policy from our system as specified in the Policy.

    MATURITY--The Anniversary on which the younger Insured's Attained Age is 100.

    MONTHLY ANNIVERSARY DAY--The same day in each succeeding month as the day of the month corresponding to the policy date.

    MONTHLY COST OF INSURANCE--A deduction made on a monthly basis for the insurance coverage provided by the Policy.

A-1                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

    MONTHLY FACE AMOUNT CHARGE--A deduction made on a monthly basis for administration and other expenses.

    MORTALITY AND EXPENSE RISK CHARGE--The annual rate deducted from the Account Value in the Sub-Accounts for the mortality and expense risk we assume by issuing the Policy. This annual rate is converted to a daily rate, the Daily Risk Percentage, and deducted from the Unit Values of the Sub-Accounts on a daily basis.

    POLICY APPLICATION--The application for a Policy, a copy of which is attached to and incorporated in the Policy.

    POLICY DEBT--The principal amount of any outstanding loan against the Policy, plus accrued but unpaid interest on such loan.

    POLICY MONTH--A Policy Month is a one-month period commencing on the policy date or any Monthly Anniversary Day and ending on the next Monthly Anniversary Day.

    POLICY PROCEEDS--The amount determined in accordance with the terms of the Policy which is payable at the death of the last Insured to die prior to the Policy Maturity date. This amount is the death benefit, decreased by the amount of any outstanding Policy Debt and any Unpaid Policy Charges, and increased by the amounts payable under any supplemental benefits.

    POLICY YEAR--A Policy Year is a one-year period commencing on the policy date or any Anniversary and ending on the next Anniversary.

    PRINCIPAL OFFICE--Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts, 02481, or such other address as we may hereafter specify to you by written notice.

    SPECIFIED FACE AMOUNT--The amount of life insurance coverage you request as specified in your Policy.

    SUB-ACCOUNTS--Sub-accounts into which the assets of the Variable Account are divided, each of which corresponds to an investment choice available to you.

    UNIT--A unit of measurement that we use to calculate the value of each Sub-Account.

    UNIT VALUE--The value of each Unit of assets in a Sub-Account.

    UNPAID POLICY CHARGES--The amounts by which the Monthly Face Amount Charges plus the Monthly Costs of Insurance plus the Policy Debt exceed the Account Value.

    VALUATION DATE--Any day that benefits vary and on which we, the applicable Fund, and the New York Stock Exchange are open for business and any other day as may be required by the applicable rules and regulations of the Securities and Exchange Commission.

    VALUATION PERIOD--The period of time from one determination of Unit Values to the next following determination of Unit Values. We will determine Unit Values for each Valuation Date as of the close of the New York Stock Exchange on that Valuation Date.

    VARIABLE ACCOUNT--Sun Life of Canada (U.S.) Variable Account I

A-2                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                                                      APPENDIX B

                       TABLE OF DEATH BENEFIT PERCENTAGES
                   (Based on the Age of the Younger Insured)

              APPLICABLE                 APPLICABLE
AGE           PERCENTAGE   AGE           PERCENTAGE
---           ----------   ---           ----------
 20              250%      60               130%
 21              250%      61               128%
 22              250%      62               126%
 23              250%      63               124%
 24              250%      64               122%
 25              250%      65               120%
 26              250%      66               119%
 27              250%      67               118%
 28              250%      68               117%
 29              250%      69               116%
 30              250%      70               115%
 31              250%      71               113%
 32              250%      72               111%
 33              250%      73               109%
 34              250%      74               107%
 35              250%      75               105%
 36              250%      76               105%
 37              250%      77               105%
 38              250%      78               105%
 39              250%      79               105%
 40              250%      80               105%
 41              243%      81               105%
 42              236%      82               105%
 43              229%      83               105%
 44              222%      84               105%
 45              215%      85               105%
 46              209%      86               105%
 47              203%      87               105%
 48              197%      88               105%
 49              191%      89               105%
 50              185%      90               105%
 51              178%      91               104%
 52              171%      92               103%
 53              164%      93               102%
 54              157%      94               101%
 55              150%      95               100%
 56              146%      96               100%
 57              142%      97               100%
 58              138%      98               100%
 59              134%      99               100%

                         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                                                      APPENDIX C

                       SAMPLE HYPOTHETICAL ILLUSTRATIONS
              HYPOTHETICAL ILLUSTRATIONS OF CASH SURRENDER VALUES,
                       ACCOUNT VALUES AND DEATH BENEFITS

    The illustrations in this prospectus have been prepared to help show how values under the Policy change with investment performance. The illustrations on the following pages illustrate the way in which a Policy's death benefit, Account Value and Cash Surrender Value could vary over an extended period of time. They assume that all premiums are allocated to and remain in the Variable Account for the entire period shown and are based on hypothetical gross annual investment returns for the Funds (i.e., investment income and capital gains and losses, realized or unrealized) equivalent to constant gross annual rates of 0%, 6% and 12% over the periods indicated.

    The Account Values and death benefits would be different from those shown if the gross annual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below such averages for individual Policy Years. The values would also be different depending on the allocation of a Policy's total Account Value among the Sub-Accounts, if the actual rates of return averaged 0%, 6% or 12%, but the rates of each Fund varied above and below such averages.

    The amounts shown for the death benefits and Account Values take into account all charges and deductions imposed under the Policy based on the assumptions set forth in the tables below. These include the Expense Charges Applied to Premium, the Daily Risk Percentage charged against the Variable Account for mortality and expense risks, the Monthly Face Amount Charge and the Monthly Cost of Insurance. The Expense Charges Applied to Premium are deducted as a sales load and for our federal, state and local tax obligations. In the first Policy Year the Expense Charges Applied to Premium are 10% of premiums up to an amount specified in the policy. The charge on premiums in excess of the amount specified is currently 5.25% and is guaranteed not to exceed 7.25%. The charge we will deduct from premiums in Policy Years 2 and after is 5.25% and is guaranteed not to exceed 7.25%. The Daily Risk Percentage charge is an annual effective rate of 0.50% and is guaranteed not to exceed an annual effective rate of 0.80%.

    The amounts shown in the tables also take into account the Funds' advisory fees and operating expenses, which are assumed to be at an annual rate of 0.86% of the average daily net assets of each Fund. This is based upon a simple average of the advisory fees and expenses of all the Funds for the most recent fiscal year taking into account any applicable expense caps or expense reimbursement arrangements. Actual fees and expenses of the Funds may be more or less than 0.86%, will vary from year to year, and will depend upon how Account Value is allocated among the Sub-Accounts. See the Fund Prospectuses for more information on Fund expenses. The gross annual rates of investment return of 0%, 6% and 12% correspond to net annual rates of -1.36%, 4.64% and 10.64%, respectively, taking into account the current Daily Risk Percentage charge and the assumed 0.86% charge for the Funds' advisory fees and operating expenses; and -1.66%, 4.34% and 10.34%, respectively, taking into account the guaranteed Daily Risk Percentage charge.

    The hypothetical returns shown in the tables do not reflect any charges for income taxes against the Variable Account since no charges are currently made. If, in the future, such charges are made, in order to

C-1                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE
produce the illustrated death benefits and Cash Values, the gross annual investment rate of return would have to exceed 0%, 6% or 12% by a sufficient amount to cover the tax charges.

    The second column of each table shows the amount which would accumulate if an amount equal to each premium were invested and earned interest, after taxes, at 5% per year, compounded annually.

    We will furnish upon request a comparable table using any specific set of circumstances. In addition to a table assuming policy charges at their maximum, we will furnish a table assuming current policy charges.

C-2                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                    TABLE 1
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
            FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE
MALE, PREFERRED, AGE 55, NON TOBACCO; AND FEMALE, STANDARD, AGE 55, NON TOBACCO
                        $1,000,000 SPECIFIED FACE AMOUNT
                           ANNUAL PREMIUM $10,000.00
                             DEATH BENEFIT OPTION A
                             CURRENT POLICY CHARGES

                                                 HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                                             GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                                                    NET -1.36%                         NET 4.64%
                           PREMIUMS      --------------------------------   --------------------------------
                          PAID PLUS        CASH                               CASH
       POLICY           INTEREST AT 5%   SURRENDER   ACCOUNT      DEATH     SURRENDER   ACCOUNT      DEATH
        YEAR               PER YEAR        VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
---------------------   --------------   ---------   --------   ---------   ---------   --------   ---------
            1               10,500          --         7,695    1,000,000      --         8,197    1,000,000
            2               21,525          --        15,707    1,000,000      --        17,222    1,000,000
            3               33,101          1,772     23,552    1,000,000      4,827     26,607    1,000,000
            4               45,256         12,145     31,195    1,000,000     17,279     36,329    1,000,000
            5               58,019         22,272     38,602    1,000,000     30,037     46,367    1,000,000
            6               71,420         32,235     45,845    1,000,000     43,198     56,808    1,000,000
            7               85,491         40,612     52,862    1,000,000     55,354     67,604    1,000,000
            8              100,266         48,757     59,647    1,000,000     67,875     78,765    1,000,000
            9              115,779         56,686     66,216    1,000,000     80,793     90,323    1,000,000
           10              132,068         64,402     72,572    1,000,000     94,128    102,298    1,000,000
           11              149,171         73,029     79,839    1,000,000    109,062    115,872    1,000,000
           12              167,130         81,351     86,791    1,000,000    124,430    129,870    1,000,000
           13              185,986         89,327     93,407    1,000,000    140,212    144,292    1,000,000
           14              205,786         96,885     99,605    1,000,000    156,363    159,083    1,000,000
           15              226,575        104,037    105,397    1,000,000    172,910    174,270    1,000,000
           16              248,404        110,728    110,728    1,000,000    189,826    189,826    1,000,000
           17              271,324        115,522    115,522    1,000,000    205,704    205,704    1,000,000
           18              295,390        119,718    119,718    1,000,000    221,872    221,872    1,000,000
           19              320,660        123,217    123,217    1,000,000    238,265    238,265    1,000,000
           20              347,193        125,916    125,916    1,000,000    254,820    254,820    1,000,000
           21              375,052        127,681    127,681    1,000,000    271,447    271,447    1,000,000
           22              404,305        128,357    128,357    1,000,000    288,049    288,049    1,000,000
           23              435,020        127,764    127,764    1,000,000    304,508    304,508    1,000,000
           24              467,271        125,690    125,690    1,000,000    320,691    320,691    1,000,000
           25              501,135        121,878    121,878    1,000,000    336,440    336,440    1,000,000
           26              536,691        116,071    116,071    1,000,000    351,607    351,607    1,000,000
           27              574,026        107,957    107,957    1,000,000    366,018    366,018    1,000,000
           28              613,227         97,199     97,199    1,000,000    379,496    379,496    1,000,000
           29              654,388         83,424     83,424    1,000,000    391,857    391,857    1,000,000
           30              697,608         66,171     66,171    1,000,000    402,875    402,875    1,000,000

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                                  NET 10.64%
                       ---------------------------------
                         CASH
       POLICY          SURRENDER    ACCOUNT      DEATH
        YEAR             VALUE       VALUE      BENEFIT
---------------------  ---------   ---------   ---------
            1             --           8,700   1,000,000
            2             --          18,800   1,000,000
            3             8,132       29,912   1,000,000
            4            23,058       42,108   1,000,000
            5            39,134       55,464   1,000,000
            6            56,567       70,177   1,000,000
            7            74,077       86,327   1,000,000
            8            93,173      104,063   1,000,000
            9           114,040      123,570   1,000,000
           10           136,873      145,043   1,000,000
           11           163,088      169,898   1,000,000
           12           191,777      197,217   1,000,000
           13           223,175      227,255   1,000,000
           14           257,524      260,244   1,000,000
           15           295,174      296,534   1,000,000
           16           336,461      336,461   1,000,000
           17           380,397      380,397   1,000,000
           18           428,783      428,783   1,000,000
           19           482,105      482,105   1,000,000
           20           540,932      540,932   1,000,000
           21           605,919      605,919   1,000,000
           22           677,844      677,844   1,000,000
           23           757,632      757,632   1,000,000
           24           846,400      846,400   1,000,000
           25           945,506      945,506   1,000,000
           26          1,055,811   1,055,811   1,108,601
           27          1,177,617   1,177,617   1,236,498
           28          1,312,084   1,312,084   1,377,689
           29          1,460,485   1,460,485   1,533,510
           30          1,624,208   1,624,208   1,705,418

(1) Assumes a $10,000.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequently or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient policy value.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

C-3                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                    TABLE 2
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
            FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE
MALE, PREFERRED, AGE 55, NON TOBACCO; AND FEMALE, STANDARD, AGE 55, NON TOBACCO
                        $1,000,000 SPECIFIED FACE AMOUNT
                           ANNUAL PREMIUM $10,000.00
                             DEATH BENEFIT OPTION A
                           GUARANTEED POLICY CHARGES

                                                 HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                                             GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                                                    NET -1.66%                         NET 4.34%
                           PREMIUMS      --------------------------------   --------------------------------
                          PAID PLUS        CASH                               CASH
       POLICY           INTEREST AT 5%   SURRENDER   ACCOUNT      DEATH     SURRENDER   ACCOUNT      DEATH
        YEAR               PER YEAR        VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
---------------------   --------------   ---------   --------   ---------   ---------   --------   ---------
            1               10,500          --         7,670    1,000,000      --         8,172    1,000,000
            2               21,525          --        15,319    1,000,000      --        16,816    1,000,000
            3               33,101            927     22,707    1,000,000      3,917     25,697    1,000,000
            4               45,256         10,772     29,822    1,000,000     15,759     34,809    1,000,000
            5               58,019         20,301     36,631    1,000,000     27,795     44,125    1,000,000
            6               71,420         29,494     43,104    1,000,000     40,010     53,620    1,000,000
            7               85,491         36,945     49,195    1,000,000     50,999     63,249    1,000,000
            8              100,266         43,966     54,856    1,000,000     62,077     72,967    1,000,000
            9              115,779         50,474     60,004    1,000,000     73,161     82,691    1,000,000
           10              132,068         56,382     64,552    1,000,000     84,159     92,329    1,000,000
           11              149,171         62,773     69,583    1,000,000     96,189    102,999    1,000,000
           12              167,130         68,349     73,789    1,000,000    107,977    113,417    1,000,000
           13              185,986         72,978     77,058    1,000,000    119,382    123,462    1,000,000
           14              205,786         76,562     79,282    1,000,000    130,291    133,011    1,000,000
           15              226,575         78,943     80,303    1,000,000    140,536    141,896    1,000,000
           16              248,404         79,908     79,908    1,000,000    149,888    149,888    1,000,000
           17              271,324         77,743     77,743    1,000,000    156,620    156,620    1,000,000
           18              295,390         73,582     73,582    1,000,000    161,836    161,836    1,000,000
           19              320,660         66,862     66,862    1,000,000    164,960    164,960    1,000,000
           20              347,193         57,000     57,000    1,000,000    165,382    165,382    1,000,000
           21              375,052         43,354     43,354    1,000,000    162,417    162,417    1,000,000
           22              404,305         25,226     25,226    1,000,000    155,303    155,303    1,000,000
           23              435,020          1,808      1,808    1,000,000    143,145    143,145    1,000,000
           24              467,271             (*)        (*)          (*)   124,893    124,893    1,000,000
           25              501,135             (*)        (*)          (*)    99,187     99,187    1,000,000
           26              536,691             (*)        (*)          (*)    64,152     64,152    1,000,000
           27              574,026             (*)        (*)          (*)    17,235     17,235    1,000,000
           28              613,227             (*)        (*)          (*)        (*)        (*)          (*)
           29              654,388             (*)        (*)          (*)        (*)        (*)          (*)
           30              697,608             (*)        (*)          (*)        (*)        (*)          (*)

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                                  NET 10.34%
                       ---------------------------------
                         CASH
       POLICY          SURRENDER    ACCOUNT      DEATH
        YEAR             VALUE       VALUE      BENEFIT
---------------------  ---------   ---------   ---------
            1             --           8,675   1,000,000
            2             --          18,374   1,000,000
            3             7,155       28,935   1,000,000
            4            21,380       40,430   1,000,000
            5            36,589       52,919   1,000,000
            6            52,862       66,472   1,000,000
            7            68,899       81,149   1,000,000
            8            86,129       97,019   1,000,000
            9           104,596      114,126   1,000,000
           10           124,346      132,516   1,000,000
           11           146,690      153,500   1,000,000
           12           170,562      176,002   1,000,000
           13           196,028      200,108   1,000,000
           14           223,205      225,925   1,000,000
           15           252,190      253,550   1,000,000
           16           283,071      283,071   1,000,000
           17           314,503      314,503   1,000,000
           18           348,021      348,021   1,000,000
           19           383,628      383,628   1,000,000
           20           421,415      421,415   1,000,000
           21           461,575      461,575   1,000,000
           22           504,433      504,433   1,000,000
           23           550,471      550,471   1,000,000
           24           600,382      600,382   1,000,000
           25           655,084      655,084   1,000,000
           26           715,779      715,779   1,000,000
           27           784,113      784,113   1,000,000
           28           862,412      862,412   1,000,000
           29           954,026      954,026   1,001,727
           30          1,058,148   1,058,148   1,111,056

(1) Assumes a $10,000.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequently or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient policy value.

(*) Policy terminates unless additional premiums are paid.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

C-4                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                    TABLE 3
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
            FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE
MALE, PREFERRED, AGE 55, NON TOBACCO; AND FEMALE, STANDARD, AGE 55, NON TOBACCO
                        $1,000,000 SPECIFIED FACE AMOUNT
                           ANNUAL PREMIUM $12,000.00
                             DEATH BENEFIT OPTION B
                             CURRENT POLICY CHARGES

                                                 HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                                             GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                                                    NET -1.36%                         NET 4.64%
                           PREMIUMS      --------------------------------   --------------------------------
                          PAID PLUS        CASH                               CASH
       POLICY           INTEREST AT 5%   SURRENDER   ACCOUNT      DEATH     SURRENDER   ACCOUNT      DEATH
        YEAR               PER YEAR        VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
---------------------   --------------   ---------   --------   ---------   ---------   --------   ---------
            1               12,600          --         9,565    1,009,565      --        10,180    1,010,180
            2               25,830          --        19,419    1,019,419      --        21,279    1,021,279
            3               39,722          7,300     29,080    1,029,080     11,052     32,832    1,032,832
            4               54,308         19,461     38,511    1,038,511     25,769     44,819    1,044,819
            5               69,623         31,345     47,675    1,047,675     40,888     57,218    1,057,218
            6               85,704         43,035     56,645    1,056,645     56,512     70,122    1,070,122
            7              102,589         53,104     65,354    1,065,354     71,231     83,481    1,083,481
            8              120,319         62,907     73,797    1,073,797     86,416     97,306    1,097,306
            9              138,935         72,456     81,986    1,081,986    102,100    111,630    1,111,630
           10              158,481         81,755     89,925    1,089,925    118,306    126,476    1,126,476
           11              179,006         91,919     98,729    1,098,729    136,206    143,016    1,143,016
           12              200,556        101,726    107,166    1,107,166    154,627    160,067    1,160,067
           13              223,184        111,132    115,212    1,115,212    173,544    177,624    1,177,624
           14              246,943        120,052    122,772    1,122,772    192,887    195,607    1,195,607
           15              271,890        128,493    129,853    1,129,853    212,676    214,036    1,214,036
           16              298,084        136,392    136,392    1,136,392    232,860    232,860    1,232,860
           17              325,589        142,298    142,298    1,142,298    251,997    251,997    1,251,997
           18              354,468        147,500    147,500    1,147,500    271,377    271,377    1,271,377
           19              384,791        151,879    151,879    1,151,879    290,881    290,881    1,290,881
           20              416,631        155,318    155,318    1,155,318    310,380    310,380    1,310,380
           21              450,063        157,661    157,661    1,157,661    329,702    329,702    1,329,702
           22              485,166        158,735    158,735    1,158,735    348,643    348,643    1,348,643
           23              522,024        158,339    158,339    1,158,339    366,962    366,962    1,366,962
           24              560,725        156,246    156,246    1,156,246    384,375    384,375    1,384,375
           25              601,361        152,192    152,192    1,152,192    400,543    400,543    1,400,543
           26              644,030        145,927    145,927    1,145,927    415,123    415,123    1,415,123
           27              688,831        137,163    137,163    1,137,163    427,714    427,714    1,427,714
           28              735,873        125,617    125,617    1,125,617    437,897    437,897    1,437,897
           29              785,266        111,011    111,011    1,111,011    445,234    445,234    1,445,234
           30              837,129         93,019     93,019    1,093,019    449,215    449,215    1,449,215

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                                  NET 10.64%
                       ---------------------------------
                         CASH
       POLICY          SURRENDER    ACCOUNT      DEATH
        YEAR             VALUE       VALUE      BENEFIT
---------------------  ---------   ---------   ---------
            1             --          10,797   1,010,797
            2             --          23,215   1,023,215
            3            15,111       36,891   1,036,891
            4            32,867       51,917   1,051,917
            5            52,065       68,395   1,068,395
            6            72,942       86,552   1,086,552
            7            94,243      106,493   1,106,493
            8           117,508      128,398   1,128,398
            9           142,956      152,486   1,152,486
           10           170,819      178,989   1,178,989
           11           202,539      209,349   1,209,349
           12           237,236      242,676   1,242,676
           13           275,174      279,254   1,279,254
           14           316,604      319,324   1,319,324
           15           361,897      363,257   1,363,257
           16           411,391      411,391   1,411,391
           17           464,068      464,068   1,464,068
           18           521,687      521,687   1,521,687
           19           584,637      584,637   1,584,637
           20           653,349      653,349   1,653,349
           21           728,257      728,257   1,728,257
           22           809,823      809,823   1,809,823
           23           898,522      898,522   1,898,522
           24           994,852      994,852   1,994,852
           25          1,099,321   1,099,321   2,099,321
           26          1,212,502   1,212,502   2,212,502
           27          1,334,988   1,334,988   2,334,988
           28          1,467,435   1,467,435   2,467,435
           29          1,610,569   1,610,569   2,610,569
           30          1,765,141   1,765,141   2,765,141

(1) Assumes a $12,000.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequently or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient policy value.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

C-5                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                    TABLE 4
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
            FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE
MALE, PREFERRED, AGE 55, NON TOBACCO; AND FEMALE, STANDARD, AGE 55, NON TOBACCO
                        $1,000,000 SPECIFIED FACE AMOUNT
                           ANNUAL PREMIUM $12,000.00
                             DEATH BENEFIT OPTION B
                           GUARANTEED POLICY CHARGES

                                                 HYPOTHETICAL 0%                    HYPOTHETICAL 6%
                                             GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
                                                    NET -1.66%                         NET 4.34%
                           PREMIUMS      --------------------------------   --------------------------------
                          PAID PLUS        CASH                               CASH
       POLICY           INTEREST AT 5%   SURRENDER   ACCOUNT      DEATH     SURRENDER   ACCOUNT      DEATH
        YEAR               PER YEAR        VALUE      VALUE      BENEFIT      VALUE      VALUE      BENEFIT
---------------------   --------------   ---------   --------   ---------   ---------   --------   ---------
            1               12,600          --         9,534    1,009,534      --        10,149    1,010,149
            2               25,830          --        18,973    1,018,973      --        20,812    1,020,812
            3               39,722          6,338     28,118    1,028,118     10,014     31,794    1,031,794
            4               54,308         17,902     36,952    1,036,952     24,039     43,089    1,043,089
            5               69,623         29,113     45,443    1,045,443     38,340     54,670    1,054,670
            6               85,704         39,945     53,555    1,053,555     52,899     66,509    1,066,509
            7              102,589         48,986     61,236    1,061,236     66,306     78,556    1,078,556
            8              120,319         57,543     68,433    1,068,433     79,869     90,759    1,090,759
            9              138,935         65,527     75,057    1,075,057     93,491    103,021    1,103,021
           10              158,481         72,837     81,007    1,081,007    107,064    115,234    1,115,234
           11              179,006         80,546     87,356    1,087,356    121,680    128,490    1,128,490
           12              200,556         87,340     92,780    1,092,780    136,036    141,476    1,141,476
           13              223,184         93,074     97,154    1,097,154    149,955    154,035    1,154,035
           14              246,943         97,639    100,359    1,100,359    163,286    166,006    1,166,006
           15              271,890        100,866    102,226    1,102,226    175,811    177,171    1,177,171
           16              298,084        102,531    102,531    1,102,531    187,239    187,239    1,187,239
           17              325,589        100,903    100,903    1,100,903    195,755    195,755    1,195,755
           18              354,468         97,128     97,128    1,097,128    202,395    202,395    1,202,395
           19              384,791         90,648     90,648    1,090,648    206,467    206,467    1,206,467
           20              416,631         80,925     80,925    1,080,925    207,257    207,257    1,207,257
           21              450,063         67,419     67,419    1,067,419    204,011    204,011    1,204,011
           22              485,166         49,610     49,610    1,049,610    195,950    195,950    1,195,950
           23              522,024         26,975     26,975    1,026,975    182,253    182,253    1,182,253
           24              560,725             (*)        (*)          (*)   162,073    162,073    1,162,073
           25              601,361             (*)        (*)          (*)   134,433    134,433    1,134,433
           26              644,030             (*)        (*)          (*)    98,099     98,099    1,098,099
           27              688,831             (*)        (*)          (*)    51,578     51,578    1,051,578
           28              735,873             (*)        (*)          (*)        (*)        (*)          (*)
           29              785,266             (*)        (*)          (*)        (*)        (*)          (*)
           30              837,129             (*)        (*)          (*)        (*)        (*)          (*)

                               HYPOTHETICAL 12%
                            GROSS INVESTMENT RETURN
                                  NET 10.34%
                       ---------------------------------
                         CASH
       POLICY          SURRENDER    ACCOUNT      DEATH
        YEAR             VALUE       VALUE      BENEFIT
---------------------  ---------   ---------   ---------
            1             --          10,766   1,010,766
            2             --          22,725   1,022,725
            3            13,994       35,774   1,035,774
            4            30,953       50,003   1,050,003
            5            49,164       65,494   1,065,494
            6            68,723       82,333   1,082,333
            7            88,349      100,599   1,100,599
            8           109,484      120,374   1,120,374
            9           132,179      141,709   1,141,709
           10           156,482      164,652   1,164,652
           11           183,686      190,496   1,190,496
           12           212,700      218,140   1,218,140
           13           243,542      247,622   1,247,622
           14           276,265      278,985   1,278,985
           15           310,865      312,225   1,312,225
           16           347,272      347,272   1,347,272
           17           383,893      383,893   1,383,893
           18           421,988      421,988   1,421,988
           19           461,080      461,080   1,461,080
           20           500,652      500,652   1,500,652
           21           540,123      540,123   1,540,123
           22           578,864      578,864   1,578,864
           23           616,169      616,169   1,616,169
           24           651,271      651,271   1,651,271
           25           683,228      683,228   1,683,228
           26           710,781      710,781   1,710,781
           27           732,328      732,328   1,732,328
           28           745,884      745,884   1,745,884
           29           749,066      749,066   1,749,066
           30           739,402      739,402   1,739,402

(1) Assumes a $12,000.00 premium is paid at the beginning of each Policy Year. Values will be different if premiums are paid with a different frequently or in different amounts.

(2) Assumes that no policy loans have been made. Excessive loans or partial surrenders may cause this Policy to lapse due to insufficient policy value.

(*) Policy terminates unless additional premiums are paid.

    THE HYPOTHETICAL INVESTMENT RATES OF RETURN ARE ILLUSTRATIVE ONLY, AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL INVESTMENT RESULTS MAY BE MORE OR LESS THAN THOSE SHOWN, AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS BY A POLICY OWNER, AND THE DIFFERENT INVESTMENT RATES OF RETURN FOR THE FUNDS. THE CASH SURRENDER VALUE AND DEATH BENEFIT FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF INVESTMENT RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS, BUT FLUCTUATED ABOVE AND BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. THEY WOULD ALSO BE DIFFERENT IF ANY POLICY LOANS OR PARTIAL SURRENDERS WERE MADE. NO REPRESENTATIONS CAN BE MADE THAT THESE HYPOTHETICAL INVESTMENT RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

C-6                      FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

    You can review and copy the complete registration statement which contains additional information about us, the Policy and the Variable Account at the SEC's Public Reference Room in Washington, D.C. To find out more about this public service, call the Securities and Exchange Commission at 1-800-SEC-0330. Reports and other information about the Policy and its mutual fund investment options are also available on the SEC's website (www.sec.gov), or you can receive copies of this information, for a fee, by writing the Public Reference Section, Securities and Exchange Commission, Washington, D.C. 20549-6009.

                    Investment Company Act File No. 811-9137

                         FUTURITY SURVIVORSHIP VARIABLE UNIVERSAL LIFE INSURANCE

                                    PART II

                          UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                   REPRESENTATION OF REASONABLENESS OF FEES

                        UNDERTAKING ON INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to its certificate of incorporation, bylaws, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement comprises the following papers and documents:

     The facing sheet.

     The prospectuses consisting of 65 pages.

     The undertaking to file reports.

     Representation of reasonableness of fees.*

     The Rule 484 undertaking.

     The signatures.

     Written consents of the following persons:

         Roy P. Creedon, Esq. (Exhibit 2)*
         Georges C. Rouhart, FSA, MAAA (Exhibit 6)
         Accountants (Exhibit 7)*

     The following exhibits:

1. Copies of all exhibits required by paragraph A of instructions for Exhibits to Form N-8B-2:

      (1)(a) Resolutions of the Board of Directors of Sun Life Assurance Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of one or more separate accounts**

      (1)(b) Record of Action, dated December 1, 1998, authorizing the establishment of Sun Life of Canada (U.S.) Variable Account I**

      (1)(c) Record of Action, dated March 30, 1999, relating to the establishment of Sun Life of Canada (U.S.) Variable Account I***

      (2)           Not applicable

      (3)(a)        Form of Marketing Coordination Agreement*

      (3)(b)        Specimen Sales Operations and General Agent Agreement*

      (3)(c)        Schedule of Sales Commissions*

      (4)           Not applicable

      (5)(a) Form of Last Survivor Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy

      (5)(b)        Form of Estate Preservation Rider

      (5)(c)        Form of Maturity Extension With Full Death Benefit Rider

      (6)(a)        Certificate of Incorporation of Sun Life of Canada
                    (U.S.)****

      (6)(b)        Bylaws of Sun Life of Canada (U.S.)****

      (7)           Not applicable

      (8)(a)(i) Form of Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun
                    Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc.***

      (8)(a)(ii) Amendment No. 1 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors,
                    Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc.***

      (8)(a)(iii) Amendment No. 2 to Participation Agreement by and among AIM Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun Life Assurance Company of Canada (U.S.), and Clarendon Insurance Agency, Inc.***

      (8)(b) Form of Participation Agreement by and among The Alger American Fund, Sun Life Assurance Company of Canada (U.S.), and Fred Alger and Company, Incorporated***

      (8)(c) Form of Participation Agreement by and among Goldman Sachs Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life Assurance Company of Canada (U.S.)***

      (8)(d) Form of Participation Agreement by and among MFS/Sun Life Series Trust, Sun Life Assurance Company of Canada (U.S.), and Massachusetts Financial Services Company***

      (8)(e) Form of Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), OCC Accumulation Trust, and OCC Distributors***

      (8)(f) Form of Participation Agreement by and among Sun Life Assurance Company of Canada (U.S.), Sun Capital Advisers Trust, and Sun Capital Advisers, Inc.***

      (9)           Not applicable

     (10) Form of Application for Last Survivor Flexible Premium Combination Fixed and Variable Universal Life Insurance Policy

     (11) Memorandum describing Sun Life of Canada (U.S.)'s Issuance, Transfer and Redemption Procedures

2. Opinion and Consent of Counsel as to the Legality of the Securities Being Registered*

3.                  None

4.                  Not applicable

5.                  Not applicable

6.                  Opinion and Consent of Georges C. Rouhart, FSA, MAAA

7.                  Consent of Accountants, Independent Public Accountants*

8.                  Powers of Attorney

--------------------

*    To be filed by amendment.

** Incorporated herein by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on December 9, 1998

*** Incorporated herein by reference to Pre-Effective Amendment No. 1 to the Registration Statement of Sun Life of Canada (U.S.) Variable Account I on Form S-6, File No. 333-68601, filed with the Securities and Exchange Commission on April 27, 1999

**** Incorporated by reference to the Registration Statement of Sun Life of Canada (U.S.) Variable Account F on Form N-4, File No. 333-37907, filed with the Securities and Exchange Commission on October 14, 1997

                                  SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and attested, all in the town of Wellesley, and the Commonwealth of Massachusetts, on the 7th day of January, 2000.

                                       SUN LIFE OF CANADA (U.S.)
                                       VARIABLE ACCOUNT I
                                       (Registrant)

                                       By:  SUN LIFE ASSURANCE COMPANY
                                            OF CANADA (U.S.)
                                            (Depositor)

                                       By:  /s/ C. James Prieur
                                            -------------------

                                       C. James Prieur, President

Attest:  /s/ Ellen B. King
         -----------------
         Ellen B. King, Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons and in the capacities and on the dates indicated.

/s/ C. James Prieur                      President and Director
-------------------                      (Principal Executive Officer)
C. James Prieur

/s/ Davey Scoon                          Vice President, Finance, and Treasurer
---------------                          (Principal Financial & Accounting Officer)
Davey Scoon

*/s/ Donald A. Stewart                   Chairman and Director
----------------------
Donald A. Stewart

                                         Director
----------------------
Richard B. Bailey

*/s/ M. Colyer Crum                      Director
-------------------
M. Colyer Crum

*/s/ Gregory W. Gee                      Director
-------------------
Gregory W. Gee

-------------------
David D. Horn                            Director

/s/ James A. McNulty, III                Senior Vice President and General Manager
-------------------------                and Director
James A. McNulty, III

*/s/ Angus A. MacNaughton                Director
-------------------------
Angus A. MacNaughton

*/s/ S. Caesar Raboy                     Director
--------------------
S. Caesar Raboy


By:   /s/ Ellen B. King                                                   January 7, 2000
      -----------------
      Ellen B. King, Attorney-In-Fact

* By Ellen B. King pursuant to Powers of Attorney filed with this registration statement.

                                 EXHIBIT INDEX

Exhibit No.
-----------
1.A(1)(a)       Resolution of the Board of Directors of Sun Life Assurance
                Company of Canada (U.S.), dated October 29, 1998, authorizing the establishment of one or more separate accounts*

1.A(1)(b)       Record of Action, dated December 1, 1998, authorizing the
                establishment of Sun Life of Canada (U.S.) Variable Account I*

1.A(1)(c)       Record of Action, dated March 30, 1999, relating to the
                establishment of Sun Life of Canada (U.S.) Variable Account I*

1.A(3)(a)       Form of Marketing Coordination Agreement**

1.A(3)(b)       Specimen Sales Operations and General Agent Agreement**

1.A(3)(c)       Schedule of Sales Commissions**

1.A(5)(a)       Form of Last Survivor Flexible Premium Combination Fixed and
                Variable Universal Life Insurance Policy

1.A(5)(b)       Form of Estate Preservation Rider

1.A(5)(c)       Form of Maturity Extension With Full Death Benefit Rider

1.A(6)(a)       Certificate of Incorporation of Sun Life Assurance Company of
                Canada (U.S.)*

1.A(6)(b)       Bylaws of Sun Life Assurance Company of Canada (U.S.)*

1.A(8)(a)(i)    Form of Participation Agreement by and among AIM Variable
                Insurance Funds, Inc., AIM Distributors, Inc., Sun Life
                Assurance Company of Canada (U.S.), and Clarendon Insurance
                Agency, Inc.*

1.A(8)(a)(ii)   Amendment No. 1 to Participation Agreement by and among AIM
                Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun
                Life Assurance Company of Canada (U.S.), and Clarendon
                Insurance Agency, Inc.*

1.A(8)(a)(iii)  Amendment No. 2 to Participation Agreement by and among AIM
                Variable Insurance Funds, Inc., AIM Distributors, Inc., Sun
                Life Assurance Company of Canada (U.S.), and Clarendon
                Insurance Agency, Inc.*

1.A(8)(b)       Form of Participation Agreement by and among The Alger American
                Fund, Sun Life Assurance Company of Canada (U.S.), and Fred
                Alger and Company, Incorporated*

1.A(8)(c)       Form of Participation Agreement by and among Goldman Sachs
                Variable Insurance Trust, Goldman, Sachs & Co., and Sun Life
                Assurance Company of Canada (U.S.)*

1.A(8)(d)       Form of Participation Agreement by and among MFS/Sun Life Series
                Trust, Sun Life Assurance Company of Canada (U.S.), and
                Massachusetts Financial Services Company*

1.A(8)(e)       Form of Participation Agreement by and among Sun Life Assurance
                Company of Canada (U.S.), OCC Accumulation Trust, and OCC
                Distributors*

1.A(8)(f)       Form of Participation Agreement by and among Sun Life Assurance
                Company of Canada (U.S.), Sun Capital Advisers Trust, and Sun
                Capital Advisers, Inc.*

1.A(10)         Form of Application for Last Survivor Flexible Premium
                Combination Fixed and Variable Universal Life Insurance Policy

1.A(11)         Memorandum describing Sun Life Assurance Company of Canada
                (U.S.)'s Issuance, Transfer and Redemption Procedures

2. Opinion and Consent of Counsel as to the Legality of the Securities Being Registered**

6.              Opinion and Consent of Georges Rouhart, FSA, MAAA

7.              Consent of Accountants, Independent Public Accountants**

8.              Powers of Attorney

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*   Incorporated herein by reference.

**  To be filed by amendment